UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

BROOKFIELD BUSINESS PARTNERS L.P.

As at September 30, 2022 and December 31, 2021 and for the
three and nine months ended September 30, 2022 and 2021

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.

Unaudited Interim Condensed Consolidated Statements of Financial Position	3
Unaudited Interim Condensed Consolidated Statements of Operating Results	4
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity	6
Unaudited Interim Condensed Consolidated Statements of Cash Flow	7
Notes to Unaudited Interim Condensed Consolidated Financial Statements	8

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	September 30, 2022	December 31, 2021
Assets
Current Assets
Cash and cash equivalents	4	$3,056	$2,588
Financial assets	5	2,007	2,014
Accounts and other receivable, net	6	5,710	4,945
Inventory, net	7	4,931	4,512
Other assets	9	1,911	1,359
		17,615	15,418
Non-Current Assets
Financial assets	5	10,242	6,536
Accounts and other receivable, net	6	860	693
Other assets	9	627	488
Property, plant and equipment	10	14,525	15,325
Deferred income tax assets		1,233	888
Intangible assets	11	23,371	14,806
Equity accounted investments	13	2,052	1,480
Goodwill	12	14,431	8,585
		$84,956	$64,219
Liabilities and Equity
Current Liabilities
Accounts payable and other	14	$12,971	$11,850
Corporate borrowings	16	—	—
Non-recourse borrowings in subsidiaries of the partnership	16	3,053	2,062
		16,024	13,912
Non-Current Liabilities
Accounts payable and other	14	7,583	7,786
Corporate borrowings	16	2,100	1,619
Non-recourse borrowings in subsidiaries of the partnership	16	39,505	25,395
Deferred income tax liabilities		3,612	2,507
		$68,824	$51,219
Equity
Limited partners	19	$1,334	$2,252
Non-controlling interests attributable to:
Redemption-exchange units	19	1,249	2,011
Special limited partners		—	—
BBUC exchangeable shares	19	1,305	—
Preferred securities	19	765	15
Interest of others in operating subsidiaries		11,479	8,722
		16,132	13,000
		$84,956	$64,219
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS, except per unit amounts)	Notes	2022	2021	2022	2021
Revenues	22	$14,739	$12,043	$42,837	$33,107
Direct operating costs	21	(13,545)	(11,155)	(39,814)	(30,682)
General and administrative expenses		(364)	(247)	(974)	(751)
Interest income (expense), net		(717)	(358)	(1,733)	(1,057)
Equity accounted income (loss), net	13	38	25	129	61
Impairment reversal (expense), net	10, 12	(20)	—	58	(201)
Gain (loss) on acquisitions/dispositions, net	8	11	—	11	1,823
Other income (expense), net		(214)	(20)	(531)	(78)
Income (loss) before income tax		(72)	288	(17)	2,222
Income tax (expense) recovery
Current		(132)	(119)	(286)	(430)
Deferred		160	131	572	246
Net income (loss)		$(44)	$300	$269	$2,038
Attributable to:
Limited partners	19	$(11)	$46	$52	$277
Non-controlling interests attributable to:
Redemption-exchange units	19	(11)	41	47	246
Special limited partners	19	—	—	—	79
BBUC exchangeable shares	19	(11)	—	39	—
Preferred securities		5	—	5	—
Interest of others in operating subsidiaries		(16)	213	126	1,436
		$(44)	$300	$269	$2,038
Basic and diluted earnings (loss) per limited partner unit	19	$(0.14)	$0.59	$0.69	$3.53

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)

		Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	Notes	2022	2021	2022	2021
Net income (loss)		$(44)	$300	$269	$2,038
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Fair value through other comprehensive income		(58)	(45)	(381)	(137)
Foreign currency translation		(895)	(310)	(1,348)	(272)
Net investment and cash flow hedges	4	477	6	845	95
Equity accounted investments	13	1	(8)	—	(7)
Taxes on the above items		(32)	18	23	39
Reclassification to profit or loss		10	14	52	33
		(497)	(325)	(809)	(249)

Items that will not be reclassified subsequently to profit or loss:
Fair value through other comprehensive income		(31)	18	(300)	178
Taxes on the above item		(1)	(11)	12	(31)
Total other comprehensive income (loss)		(529)	(318)	(1,097)	(102)
Comprehensive income (loss)		$(573)	$(18)	$(828)	$1,936
Attributable to:
Limited partners		$(77)	$(11)	$(83)	$259
Non-controlling interests attributable to:
Redemption-exchange units		(73)	(11)	(79)	230
Special limited partners		—	—	—	79
BBUC exchangeable shares		(76)	—	(104)	—
Preferred securities		5	—	5	—
Interest of others in operating subsidiaries		(352)	4	(567)	1,368
		$(573)	$(18)	$(828)	$1,936

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Limited partners					Non-controlling interests
(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Total limited partners	Redemption- exchange units	Special limited partner units	BBUC exchangeable shares	Preferred securities	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2022	$2,192	$63	$150	$(153)	$2,252	$2,011	$—	$—	$15	$8,722	$13,000
Net income (loss)	—	52	—	—	52	47	—	39	5	126	269
Other comprehensive income (loss)	—	—	—	(135)	(135)	(126)	—	(143)	—	(693)	(1,097)
Total comprehensive income (loss)	—	52	—	(135)	(83)	(79)	—	(104)	5	(567)	(828)
Contributions	—	—	—	—	—	—	—	—	750	1,271	2,021
Distributions (2)	—	(14)	—	—	(14)	(13)	—	(9)	(5)	(2,166)	(2,207)
Ownership changes (3)	—	11	(19)	4	(4)	10	—	(1)	—	273	278
Unit repurchases (2)	(78)	—	—	—	(78)	—	—	—	—	—	(78)
Issuance of BBUC exchangeable shares (4)	—	—	(786)	47	(739)	(680)	—	1,419	—	—	—
Acquisition of interest (5)	—	—	—	—	—	—	—	—	—	3,946	3,946
Balance as at September 30, 2022	$2,114	$112	$(655)	$(237)	$1,334	$1,249	$—	$1,305	$765	$11,479	$16,132
Balance as at January 1, 2021	$2,275	$(235)	$68	$(180)	$1,928	$1,549	$—	$—	$15	$7,845	$11,337
Net income (loss)	—	277	—	—	277	246	79	—	—	1,436	2,038
Other comprehensive income (loss)	—	—	—	(18)	(18)	(16)	—	—	—	(68)	(102)
Total comprehensive income (loss)	—	277	—	(18)	259	230	79	—	—	1,368	1,936
Contributions	—	—	—	—	—	—	—	—	—	1,048	1,048
Distributions (2)	—	(15)	—	—	(15)	(12)	(79)	—	—	(1,660)	(1,766)
Ownership changes (3)	—	60	39	(37)	62	190	—	—	—	(1,992)	(1,740)
Unit repurchases (2)	(48)	—	—	—	(48)	—	—	—	—	—	(48)
Acquisition of interest (5)	—	—	—	—	—	—	—	—	—	331	331
Balance as at September 30, 2021	$2,227	$87	$107	$(235)	$2,186	$1,957	$—	$—	$15	$6,940	$11,098
____________________________________
(1)See Note 20 for additional information.
(2)See Note 19 for additional information on distributions and Unit repurchases.
(3)Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
(4)See Note 2 and Note 19 for additional information on BBUC exchangeable shares.
(5)See Note 3 for additional information.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Nine Months Ended September 30,
(US$ MILLIONS)	Notes	2022	2021
Operating Activities
Net income (loss)		$269	$2,038
Adjusted for the following items:
Equity accounted earnings, net of distributions	13	(14)	(21)
Impairment reversal (expense), net	10	(58)	201
Depreciation and amortization expense		2,408	1,651
Gain on acquisitions/dispositions, net	8	(11)	(1,823)
Provisions and other items		533	91
Deferred income tax expense (recovery)		(572)	(246)
Changes in non-cash working capital, net	24	(1,604)	(441)
Cash from operating activities		951	1,450
Financing Activities
Proceeds from non-recourse subsidiary borrowings of the partnership		19,951	3,079
Repayment of non-recourse subsidiary borrowings of the partnership		(7,393)	(3,411)
Proceeds from corporate borrowings		847	1,011
Repayment of corporate borrowings		(366)	(870)
Proceeds from other financing		101	119
Repayment of other financing		(96)	(89)
Proceeds from (repayment of) other credit facilities, net		166	324
Lease liability repayment		(273)	(185)
Capital provided by others who have interests in operating subsidiaries	19	5,211	1,582
Capital paid to others who have interests in operating subsidiaries		—	(1,287)
Capital provided by preferred securities holders	19	750	—
Partnership units repurchased	19	(78)	(48)
Distributions to limited partners, Redemption-Exchange unitholders and BBUC exchangeable shareholders	19	(36)	(27)
Distributions to Special LP Unitholder	19	(78)	(79)
Distributions to others who have interests in operating subsidiaries	19	(2,329)	(1,352)
Cash from (used in) financing activities		16,377	(1,233)
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired	3	(15,847)	(483)
Property, plant and equipment and intangible assets		(1,225)	(1,097)
Equity accounted investments	13	(127)	(5)
Financial assets and other		(2,077)	(2,294)
Dispositions
Subsidiaries, net of cash disposed		—	349
Property, plant and equipment and intangible assets		135	53
Equity accounted investments	13	—	327
Financial assets and other		2,168	1,999
Net settlement of hedges		374	15
Restricted cash and deposits		(112)	567
Cash from (used in) investing activities		(16,711)	(569)
Cash and cash equivalents
Change during the period		617	(352)
Impact of foreign exchange		(149)	(20)
Balance, beginning of year		2,588	2,743
Balance, end of period		$3,056	$2,371
Supplemental cash flow information is presented in Note 24.
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
NOTE 1. NATURE AND DESCRIPTION OF THE PARTNERSHIP
Brookfield Business Partners L.P. and its subsidiaries (collectively, “the partnership”) is an owner and operator of services and industrials operations (“the Business”) on a global basis. Brookfield Business Partners L.P. was established as a limited partnership under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as thereafter amended. Brookfield Business Partners L.P. is a subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management” or “Brookfield” or the “parent company”). Brookfield Business Partners L.P.’s limited partnership units are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbols “BBU” and “BBU.UN”, respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
Brookfield Business Partners L.P.’s sole direct investment is a managing general partnership interest in Brookfield Business L.P. (the “Holding LP”), which holds the partnership’s interests in services and industrials operations. The partnership’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, general partner units held by Brookfield (“GP Units”), redemption-exchange partnership units (“Redemption-Exchange Units”) in the Holding LP held by Brookfield, special limited partnership units (“Special LP Units”) in the Holding LP held by Brookfield, and class A exchangeable subordinate voting shares (“BBUC exchangeable shares”) of Brookfield Business Corporation (“BBUC”), a consolidated subsidiary of the partnership, held by the public and Brookfield. Holders of the LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Unitholders”, unless the context indicates or requires otherwise. LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Units” unless the context indicates or requires otherwise.
Brookfield Business Corporation
On March 15, 2022, the partnership completed a special distribution whereby holders of LP Units and GP Units of record as of March 7, 2022 (the “Record Date”) received one BBUC exchangeable share, for every two Units held (the “special distribution”).
Immediately prior to the special distribution, the partnership received BBUC exchangeable shares through a distribution of BBUC exchangeable shares by the Holding LP (the “Holding LP Distribution”) to all of its unitholders. As a result of the Holding LP Distribution, (i) Brookfield and its subsidiaries received approximately 35 million BBUC exchangeable shares and (ii) the partnership received approximately 38 million BBUC exchangeable shares, which it subsequently distributed to its unitholders pursuant to the special distribution. Immediately following the special distribution, (i) holders of LP Units, excluding Brookfield, held approximately 35.3% of the issued and outstanding BBUC exchangeable shares, (ii) Brookfield and its affiliates held approximately 64.7% of the issued and outstanding BBUC exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75% voting interest in BBUC, and all of the issued and outstanding class C non-voting shares, or class C shares, of BBUC. The class C shares entitle the partnership to all of the residual value in BBUC after payment in full of the amount due to holders of BBUC exchangeable shares and class B shares.
The partnership directly and indirectly controlled BBUC prior to the special distribution and continues to control BBUC subsequent to the special distribution through its interests in BBUC. The exchangeable shares are listed on the NYSE and the TSX under the symbol “BBUC”.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
(a)Basis of presentation
These unaudited interim condensed consolidated financial statements of the partnership have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2021, except for the adoption of the new accounting policies and standards described below. The accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2021 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
These unaudited interim condensed consolidated financial statements were approved by the Board of Directors of the partnership’s general partner, Brookfield Business Partners Limited, on behalf of the partnership, and authorized for issue on November 7, 2022.
(i)Critical accounting judgments and measurement uncertainty
The preparation of financial statements in accordance with IAS 34 requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period of the financial statements that are not readily apparent from other sources. The critical accounting estimates and judgments have been set out in Note 2 to the partnership’s annual consolidated financial statements as at and for the year ended December 31, 2021. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. There have been no significant changes to the method of determining critical accounting estimates and judgments since December 31, 2021.
(b)New accounting policies adopted
The partnership has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2022.
(i)Amendments to IAS 37 – Provisions, contingent liabilities and contingent assets (“IAS 37”)
These amendments specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments apply to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity first applies the amendments. The entity shall recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings or other component of equity, as appropriate, at the date of initial application.
The partnership adopted these amendments on January 1, 2022 and the adoption did not have an impact on the partnership’s unaudited interim condensed consolidated financial statements.
(ii)IFRS 9 – Financial instruments (“IFRS 9”) – Fees in the ‘10 per cent’ test for derecognition of financial liabilities
The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.
The partnership adopted this amendment on January 1, 2022 and the adoption did not have an impact on the partnership’s unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
(c)Future changes in accounting policies
(i)Insurance contracts
In May 2017, the IASB published IFRS 17, Insurance contracts (“IFRS 17”) a comprehensive standard that establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 will replace IFRS 4, Insurance contracts. The adoption of IFRS 17 is mandatory for annual periods beginning on or after January 1, 2023.
The measurement approach under IFRS 17 is based on the following:
•fulfillment cash flows which comprise:
◦a current, unbiased probability-weighted estimate of future cash flows expected to arise as the insurer fulfills the contract;
◦the effect of the time value of money; and
◦a risk adjustment that measures the effects of uncertainty about the amount and timing of future cash flows;
•a contractual service margin which represents the unearned profit in a contract and that is recognized in profit or loss over time as the insurance coverage is provided.
There will also be a new financial statement presentation for insurance contracts and additional disclosure requirements.
IFRS 17 requires the partnership to distinguish between groups of contracts expected to be profit-making and groups of contracts expected to be onerous. IFRS 17 is to be applied retrospectively to each group of insurance contracts. If full retrospective application to a group of contracts is impracticable, the modified retrospective or fair value method may be used. The partnership is currently assessing the impact of IFRS 17 on its financial statements.
(ii)Amendments to IAS 1 – Presentation of financial statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. The partnership is currently assessing the impact of these amendments.
(iii)Amendments to IAS 12 – Income taxes (“IAS 12”)
The amendments clarify that the initial recognition exception does not apply to the initial recognition of transactions that give rise to equal taxable and deductible temporary differences. The amendments to IAS 12 apply to annual reporting periods beginning on or after January 1, 2023. The partnership is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on the partnership.
NOTE 3. ACQUISITION OF BUSINESSES
When determining the basis of accounting for the partnership’s investees, the partnership evaluates the degree of influence that the partnership exerts directly or through an arrangement over the investees’ relevant activities. Control is obtained when the partnership has power over the acquired entities and an ability to use its power to affect the returns of these entities.
The partnership accounts for business combinations using the acquisition method of accounting, pursuant to which the consideration transferred for an acquiring business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
(a)Acquisitions completed in the nine months ended September 30, 2022
The following table summarizes the consideration transferred, assets acquired, liabilities assumed and non-controlling interests recognized at the applicable acquisition dates for significant acquisitions. The consideration transferred reflects the partnership’s equity contribution, debt raised alongside institutional partners to fund the acquisition, contingent consideration and other non-cash consideration:

(US$ MILLIONS)	Business services	Infrastructure services	Total (1)
Cash	$9,709	$6,493	$16,202
Contingent and other non-cash consideration	417	29	446
Total consideration	$10,126	$6,522	$16,648

Cash and cash equivalents	$718	$82	$800
Accounts receivable and other, net	481	457	938
Inventory, net	15	171	186
Property, plant and equipment	109	364	473
Intangible assets	5,700	4,440	10,140
Goodwill	5,480	1,424	6,904
Deferred income tax assets	12	4	16
Financial assets	4,542	4	4,546
Equity accounted investments and other assets	362	305	667
Accounts payable and other	(1,365)	(451)	(1,816)
Non-recourse borrowings in subsidiaries of the partnership	(4,543)	—	(4,543)
Deferred income tax liabilities	(1,304)	(278)	(1,582)
Net assets acquired before non-controlling interests	$10,207	$6,522	$16,729
Non-controlling interests acquired	(81)	—	(81)
Net assets acquired	$10,126	$6,522	$16,648
____________________________________
(1)The fair values of acquired assets, assumed liabilities and goodwill for the acquisitions have been determined on a preliminary basis at the end of the reporting period.
Business services
La Trobe Financial Services Pty Limited (“La Trobe”)
On May 31, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in La Trobe, an Australian residential mortgage lender, for total consideration of $1.1 billion, funded with debt, equity, non-cash and contingent consideration. The partnership received 100% of the voting rights in La Trobe, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $389 million was recognized and represents the growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $646 million were acquired as part of the transaction, comprising management contract rights, mortgage broker channel, computer software and brand name. Other items include $158 million of cash and cash equivalents, $4.5 billion of loans receivable, $4.5 billion of borrowings, $194 million of deferred tax liabilities, and $12 million of net other assets. Transaction costs of approximately $8 million were recorded as other expenses in the unaudited interim condensed consolidated statements of operating results.
The partnership’s results from operations for the period ended September 30, 2022 include revenues of $131 million and $11 million of net income attributable to Unitholders from the acquisition. If the acquisition had been effective January 1, 2022, the partnership would have recorded revenues of $268 million and net income of $31 million attributable to Unitholders for the nine months ended September 30, 2022.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
CDK Global, Inc. (“CDK Global”)
On July 6, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in CDK Global, a provider of technology services and software solutions to automotive dealers and manufacturers. Total consideration was $8.3 billion, funded with debt and equity. The partnership received 100% of the voting rights, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $4.6 billion was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $4.8 billion were acquired as part of the transaction, comprising customer relationships, trademarks, and developed technology. Other items included $296 million of cash and cash equivalents, $1.1 billion of deferred tax liabilities, $72 million of borrowings and $138 million of net other liabilities. Transaction costs of approximately $15 million were recorded as other expenses in the unaudited interim condensed consolidated statements of operating results. Non-controlling interests of $81 million were recognized and measured at fair value.
The partnership’s results from operations for the period ended September 30, 2022 include revenues of $436 million and $20 million of net loss attributable to Unitholders from the acquisition. If the acquisition had been effective January 1, 2022, the partnership would have recorded revenues of $1.4 billion and a net loss of $119 million attributable to Unitholders for the nine months ended September 30, 2022.
Magnati - Sole Proprietorship LLC (“Magnati”)
On August 8, 2022, the partnership, together with institutional partners, acquired a 60% economic interest in Magnati, a technology enabled services provider in the payment processing space. Total consideration for the business was $763 million, funded with debt and equity, and included contingent consideration payable to the former shareholder if certain performance targets are met and non-cash consideration from the former shareholder for retention of their 40% economic interest. The partnership received 60% of the voting rights in Magnati, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $500 million was recognized and represents the growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $226 million were acquired as part of the transaction, comprising customer relationships, trade name and service contracts. Other items include $345 million of financial assets and $308 million of net other liabilities.
Infrastructure services
Scientific Games, LLC (“Scientific Games”)
On April 4, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in Scientific Games, a service provider to government sponsored lottery programs game design, distribution, systems and terminals, and turnkey technology solutions. Total consideration was $5.8 billion, comprising debt and equity, and $29 million of contingent consideration payable to the former shareholder if certain performance targets are met. The partnership received 100% of the voting rights, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $1.2 billion was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $4.1 billion acquired as part of the transaction which primarily comprised customer relationships, brand names, and software. Other items include $61 million of cash and cash equivalents, $169 million of inventory, $537 million of net other assets and $206 million of deferred tax liabilities. Transaction costs of approximately $16 million were recorded as other expenses in the unaudited interim condensed consolidated statements of operating results.
The partnership’s results from operations for the period ended September 30, 2022 include revenues of $541 million and $45 million of net loss attributable to Unitholders from the acquisition. If the acquisition had been effective January 1, 2022, the partnership would have recorded revenues of $799 million and net loss of $43 million attributable to Unitholders for the nine months ended September 30, 2022.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
BHI Energy
In May 2022, the partnership’s nuclear technology services operations acquired a 100% economic interest in BHI Energy for total consideration of $741 million. The partnership received 100% of the voting rights through its nuclear technology services operations, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.
The acquisition contributed $385 million of intangible assets, $21 million of cash and cash equivalents, $148 million of net other assets and $73 million of deferred tax liabilities. Goodwill of $260 million was recognized, of which $68 million was deductible for tax purposes and represents growth the partnership’s nuclear technology services operations expects to experience from the operations. Transaction costs of approximately $8 million were recorded as other expenses in the unaudited interim condensed consolidated statements of operating results.
The partnership’s results from operations for the period ended September 30, 2022 include revenues of $313 million and $19 million of net loss attributable to Unitholders from the acquisition. If the acquisition had been effective January 1, 2022, the partnership would have recorded revenues of $808 million and net loss of $22 million attributable to Unitholders for the nine months ended September 30, 2022.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
(b)Acquisitions completed in 2021
The following table summarizes the consideration transferred, assets acquired, liabilities assumed and non-controlling interests recognized at the applicable acquisition dates for significant acquisitions. The consideration transferred reflects the partnership’s equity contribution, debt raised alongside institutional partners to fund the acquisition, contingent consideration and other non-cash consideration:

(US$ MILLIONS)	Business services	Infrastructure services (1)	Industrials (1)	Total
Cash	$219	$4,806	$4,040	$9,065
Contingent and other non-cash consideration	63	19	358	440
Total consideration	$282	$4,825	$4,398	$9,505

Cash and cash equivalents	$11	$100	$165	$276
Accounts receivable and other, net	52	412	304	768
Inventory, net	—	104	484	588
Property, plant and equipment	56	1,968	467	2,491
Intangible assets	84	1,940	2,509	4,533
Goodwill	290	1,742	1,821	3,853
Equity accounted investments and other assets	9	5	28	42
Accounts payable and other	(96)	(827)	(769)	(1,692)
Non-recourse borrowings in subsidiaries of the partnership	(103)	(27)	(2)	(132)
Deferred income tax liabilities	(21)	(592)	(599)	(1,212)
Net assets acquired before non-controlling interests	$282	$4,825	$4,408	$9,515
Non-controlling interests acquired	—	—	(10)	(10)
Net assets acquired	$282	$4,825	$4,398	$9,505
____________________________________
(1)The fair values of acquired assets, assumed liabilities and goodwill for the acquisitions have been determined on a preliminary basis at the end of the reporting period.
Business services
Everise Holdings Pte Ltd. (“Everise”)
On January 8, 2021, the partnership, together with institutional partners, acquired a 100% economic interest in Everise, a customer management solutions provider that specializes in managing customer interactions for large global healthcare and technology clients primarily based in the U.S. Total consideration was $282 million, comprising $219 million of equity and $63 million of contingent consideration related to the achievement of near-term performance targets payable to the former shareholders. The partnership’s economic interest of 36% was acquired for equity consideration of $80 million. The partnership received 100% of the voting rights, which provided the partnership with control. Accordingly, the partnership has consolidated the business for financial reporting purposes.
The acquisition contributed $84 million of intangible assets, net other assets of $11 million and $103 million of non-recourse borrowings. Goodwill of $290 million was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Transaction costs of $7 million were recorded as other expenses in the 2021 consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
Industrials
Aldo Componentes Eletrônicos LTDA (“Aldo”)
On August 31, 2021, the partnership, together with institutional partners, acquired a 100% economic interest in Aldo, a leading distributor of solar power solutions for the distributed generation market in Brazil for total consideration of $623 million, comprising $295 million of equity and $328 million of contingent consideration payable to the former shareholder once certain performance targets have been met. The determination of the final settlement amount ranges from $nil to $340 million. The partnership’s economic interest was 35% comprising $104 million of cash consideration. The partnership received 100% of the voting rights, which provided the partnership with control. Accordingly, the partnership has consolidated the business for financial reporting purposes.
The acquisition contributed $297 million of intangible assets, $59 million of cash and cash equivalents, $48 million of inventory, $100 million of deferred tax liabilities, and net other liabilities of $100 million. Goodwill of $419 million was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes.
DexKo Global Inc. (“DexKo”)
On October 4, 2021, the partnership, together with institutional partners, acquired a 100% economic interest in DexKo, a leading global manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers, and a related acquisition shortly thereafter that was not significant to the partnership. Total consideration was $3.8 billion, comprising $1.1 billion of equity, $2.6 billion of debt, and $30 million of contingent consideration payable to former shareholders related to the realization of tax savings from the utilization of certain tax deductions which arose in connection with the acquisition. The partnership’s economic interest of 35% was acquired for equity consideration of $396 million. The partnership received 100% of the voting rights, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $1.4 billion was recognized and represents the growth the partnership expects to experience from the integration of the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $2.2 billion were acquired as part of the transaction, primarily comprised customer relationships, proprietary technology and patents and trademarks. Transaction costs of approximately $9 million were recorded as other expenses in the 2021 consolidated statements of operating results. Non-controlling interests of $10 million were recognized and measured at fair value.
Infrastructure services
Modulaire Investments 2 S.à r.l. (“Modulaire”)
On December 15, 2021, the partnership, together with institutional partners, acquired a 100% economic interest in Modulaire, a provider of modular building leasing services in Europe and Asia-Pacific for total consideration of $4.8 billion, comprising $1.6 billion of equity, $3.2 billion of debt, and $19 million of non-cash consideration. The partnership’s economic interest of 36% was acquired for equity consideration of $581 million. A portion of the partnerships economic interest was syndicated to institutional partners, which reduced the partnership’s economic interest to 28% at September 30, 2022. The partnership received 100% of the voting rights, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $1.7 billion was recognized and represents the growth the partnership expects to experience from the integration of the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $1.9 billion that were acquired as part of the transaction, primarily comprised customer relationships and brand names. Transaction costs of approximately $23 million were recorded as other expenses in the 2021 consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
NOTE 4. FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table provides the details of financial instruments and their associated financial instrument classifications as at September 30, 2022:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$3,056	$3,056
Accounts and other receivable, net (current and non-current)	—	—	6,570	6,570
Other assets (current and non-current) (1)	—	—	466	466
Financial assets (current and non-current) (2)	606	5,588	6,055	12,249
Total	$606	$5,588	$16,147	$22,341
Financial liabilities
Accounts payable and other (current and non-current) (2) (3)	$902	$284	$11,686	$12,872
Borrowings (current and non-current)	—	—	44,658	44,658
Total	$902	$284	$56,344	$57,530
____________________________________
(1)Excludes prepayments, subrogation recoverable, deferred policy acquisition costs and other assets of $2,072 million.
(2)Refer to Hedging Activities in Note 4 (a) below.
(3)Includes derivative liabilities, and excludes provisions, decommissioning liabilities, deferred revenues, unearned premium reserve, work in progress, post-employment benefits, liabilities associated with assets held for sale and various taxes and duties of $7,682 million.
Included in cash and cash equivalents as at September 30, 2022 was $2,585 million of cash (December 31, 2021: $2,180 million) and $471 million of cash equivalents (December 31, 2021: $408 million).
Included in financial assets (current and non-current) as at September 30, 2022 was $1,062 million (December 31, 2021: $1,369 million) of equity instruments and $3,903 million (December 31, 2021: $4,697 million) of debt instruments designated as measured at fair value through other comprehensive income.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2021:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$2,588	$2,588
Accounts and other receivable, net (current and non-current)	—	—	5,638	5,638
Other assets (current and non-current) (1)	—	—	478	478
Financial assets (current and non-current) (2)	518	6,243	1,789	8,550
Total (3)	$518	$6,243	$10,493	$17,254
Financial liabilities
Accounts payable and other (2) (4)	$640	$220	$10,847	$11,707
Borrowings (current and non-current)	—	—	29,076	29,076
Total	$640	$220	$39,923	$40,783
____________________________________
(1)Excludes prepayments, subrogation recoverable and other assets of $1,369 million.
(2)Refer to Hedging Activities in Note 4(a) below.
(3)Total financial assets include $5,200 million of assets pledged as collateral.
(4)Includes derivative liabilities and excludes provisions, decommissioning liabilities, deferred revenues, unearned premium reserve, work in progress, post-employment benefits, liabilities associated with assets held for sale and various taxes and duties of $7,929 million.
(a)Hedging activities
Net investment hedges
The partnership uses foreign exchange derivative contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the three and nine months ended September 30, 2022, a pre-tax net gain of $324 million and $557 million, respectively (September 30, 2021: net gain of $66 million and $124 million, respectively) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at September 30, 2022, there was a derivative asset balance of $187 million (December 31, 2021: $87 million) and a derivative liability balance of $33 million (December 31, 2021: $58 million) relating to derivative contracts designated as net investment hedges.
Cash flow hedges
The partnership uses commodity swap contracts to hedge the sale price of natural gas contracts, purchase price of oil, lead, polypropylene, and tin, foreign exchange contracts and option contracts to hedge highly probable future transactions, and interest rate contracts to hedge the cash flows on its floating rate borrowings. A number of these contracts are designated as cash flow hedges. For the three and nine months ended September 30, 2022, a pre-tax net gain of $153 million and $288 million, respectively (September 30, 2021: net loss of $60 million and $29 million, respectively) was recorded in other comprehensive income for the effective portion of cash flow hedges. As at September 30, 2022, there was a derivative asset balance of $436 million (December 31, 2021: $89 million) and derivative liability balance of $251 million (December 31, 2021: $162 million) relating to the derivative contracts designated as cash flow hedges.
Derivative instruments not designated in a hedging relationship are measured at fair value, with changes in fair value recognized in the unaudited interim condensed consolidated statements of operating results.
Fair value hierarchical levels – financial instruments
Level 3 assets and liabilities measured at fair value on a recurring basis include $292 million (December 31, 2021: $297 million) of financial assets and $553 million (December 31, 2021: $498 million) of financial liabilities, which are measured at fair value using unobservable valuation inputs based on management’s best estimates.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
There were no transfers between levels during the three and nine months ended September 30, 2022. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at September 30, 2022 and December 31, 2021:

	September 30, 2022			December 31, 2021
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$668	$—	$—	$865	$—	$—
Corporate and government bonds	198	3,038	—	43	3,956	—
Derivative assets	24	862	—	2	300	—
Other financial assets (1)	433	679	292	586	712	297
	$1,323	$4,579	$292	$1,496	$4,968	$297
Financial liabilities
Derivative liabilities	$12	$621	$15	$14	$348	$19
Other financial liabilities (2)	—	—	538	—	—	479
	$12	$621	$553	$14	$348	$498
____________________________________
(1)Other financial assets include secured debentures, asset-backed securities and preferred shares. Level 1 other financial assets are primarily publicly traded preferred shares and mutual funds. Level 2 other financial assets are primarily asset-backed securities and Level 3 financial assets are primarily secured debentures and non-listed equity instruments.
(2)Includes $502 million (December 31, 2021: $411 million) of contingent consideration payable between 2022 and 2024 in relation to the acquisition of subsidiaries. Refer to Note 3 for further information.
The following table presents the change in the balance of financial assets classified as Level 3 as at September 30, 2022 and December 31, 2021:

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Balance at beginning of period	$297	$341
Fair value change recorded in net income	(14)	(5)
Fair value change recorded in other comprehensive income	(14)	17
Additions	110	121
Disposals	(90)	(172)
Foreign currency translation and other	3	(5)
Balance at end of period	$292	$297
The following table presents the change in the balance of financial liabilities classified as Level 3 as at September 30, 2022 and December 31, 2021:

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Balance at beginning of period	$498	$11
Fair value change recorded in net income	38	3
Additions	338	510
Disposals	(338)	(5)
Foreign currency translation and other	17	(21)
Balance at end of period	$553	$498

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
(b)Offsetting of financial assets and liabilities
Financial assets and liabilities are offset with the net amount reported in the unaudited interim condensed consolidated statements of financial position where the partnership currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As at September 30, 2022, $nil of financial assets (December 31, 2021: $nil) and $nil of financial liabilities (December 31, 2021: $16 million) were offset in the unaudited interim condensed consolidated statements of financial position.
NOTE 5. FINANCIAL ASSETS

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Current
Marketable securities	$1,089	$1,262
Restricted cash	353	224
Derivative assets	262	179
Loans and notes receivable	187	211
Other financial assets (1)	116	138
Total current	$2,007	$2,014
Non-current
Marketable securities	$2,641	$3,601
Restricted cash	277	297
Derivative assets	624	123
Loans and notes receivable	5,110	936
Other financial assets (1)	1,590	1,579
Total non-current	$10,242	$6,536
____________________________________
(1)Other financial assets include secured debentures, asset-backed securities and preferred shares.
NOTE 6. ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Current, net	$5,710	$4,945
Non-current, net
Accounts receivable	116	60
Retainer on customer contract	87	61
Billing rights	657	572
Total non-current, net	$860	$693
Total	$6,570	$5,638
Non-current billing rights represent unbilled rights from the partnership’s water and wastewater operations in Brazil from revenues earned from the construction on public concession contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
The partnership’s construction operation has a retention balance, which comprises amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract. The retention balance included in the current accounts and other receivable, net as at September 30, 2022 was $135 million (December 31, 2021: $231 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
NOTE 7. INVENTORY, NET

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Raw materials and consumables	$1,395	$1,340
Fuel products (1)	790	727
Work in progress	749	723
RTFO certificates (2)	304	391
Finished goods and other (3)	1,693	1,331
Carrying amount of inventories	$4,931	$4,512
____________________________________
(1)Fuel products that are traded in active markets are purchased with a view to resell in the near future. As a result, these stocks of fuel products are recorded at fair value based on quoted market prices.
(2)Renewable transport fuel obligations (“RTFO”) certificates held for trading as at September 30, 2022 had a fair value of $nil (December 31, 2021: $nil). There is no externally quoted marketplace for the valuation of RTFO certificates. In order to value these contracts, the partnership has adopted a pricing methodology combining both observable inputs based on market data and assumptions developed internally based on observable market activity.
(3)Finished goods and other comprises finished goods inventory in the infrastructure services and industrials segments.
NOTE 8. DISPOSITIONS
(a)Dispositions completed in the three and nine months ended September 30, 2022
For the three and nine months ended September 30, 2022, the partnership recognized a pre-tax gain of $11 million in the statement of operating results within gain (loss) on acquisitions/dispositions from the disposition of a portion of the partnership’s investment in public securities. The prior period unrealized fair value changes of $31 million related to these securities were recorded in gain (loss) on acquisitions/dispositions, net recorded in equity in the industrials segment measure of profit of loss. See Note 23 for additional information.
During the second quarter of 2022, the partnership realized proceeds from the disposition of a financial asset measured at FVOCI. The realized proceeds of $19 million related to these securities was recorded in gain (loss) on acquisitions/dispositions, net recorded in equity in the business services segment measure of profit or loss. See Note 23 for additional information.
(b)Dispositions completed in the three and nine months ended September 30, 2021
For the three and nine months ended September 30, 2021, the partnership recognized net gains on dispositions of $nil and $1,823 million, respectively, primarily related to the transactions described below.
On January 14, 2021, the partnership, together with institutional partners, sold 20 million common shares of its investment in its graphite electrode operations as part of a block trade transaction for total proceeds of $214 million. The transaction decreased the partnership’s voting interest in the investment to 48% but did not result in a loss of control. The partnership recorded a pre-tax gain of $239 million in the unaudited interim condensed consolidated statements of changes in equity, of which $82 million attributable to Unitholders, was recorded in gain (loss) on acquisitions/dispositions, net recorded in equity in the industrials segment measure of profit or loss. See Note 23 for additional information.
On March 1, 2021, the partnership, together with institutional partners, sold an additional 30 million common shares of its graphite electrode operations as part of a block trade for total proceeds of $350 million, which decreased the partnership’s voting interest to 37% and resulted in the deconsolidation of its investment. The partnership retained significant influence and continued to account for its 13% economic ownership in the investment using the equity method. As a result of the loss of control, a pre-tax gain of $1,764 million was recorded in the unaudited interim condensed consolidated statements of operating results. The partnership’s share of the total pre-tax gain recorded in gain (loss) on acquisitions/dispositions was $609 million. The gain on deconsolidation was calculated as the fair value of the interest retained by the partnership, together with institutional investors, in shares of the investment, cash proceeds received on the sale of shares to third parties, net of the derecognition of net assets and non-controlling interests in the graphite electrode operations. See Note 23 for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
In May 2021, the partnership sold 11.3 million common shares of its graphite electrode operations through two block trade transactions for pre-tax proceeds of approximately $150 million. The transactions decreased the partnership’s economic ownership to 8%. The partnership recorded a pre-tax gain of $5 million in the unaudited interim condensed consolidated statements of operating results. See Note 23 for additional information.
Additionally, the partnership recognized a pre-tax gain of $41 million in the first quarter of 2021 from the disposition of a portion of the partnership’s investment in public securities. The prior period unrealized fair value changes of $169 million related to these securities were recorded in gain (loss) on acquisitions/dispositions, net recorded in equity in the industrials segment measure of profit of loss.
NOTE 9. OTHER ASSETS

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Current
Work in progress (1)	$466	$478
Prepayments and other assets	1,143	872
Assets held for sale	302	9
Total current	$1,911	$1,359
Non-current
Prepayments and other assets	627	488
Total non-current	$627	$488
____________________________________
(1)See Note 15 for additional information.
NOTE 10. PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Gross carrying amount
Balance at beginning of period	$20,342	$18,004
Additions (cash and non-cash)	1,381	1,419
Dispositions	(292)	(1,173)
Acquisitions through business combinations (1)	542	2,518
Transfers and assets reclassified as held for sale	(280)	(139)
Foreign currency translation and other	(1,629)	(287)
Balance at end of period	$20,064	$20,342
Accumulated depreciation and impairment
Balance at beginning of period	$(5,017)	$(4,022)
Depreciation/depletion/impairment expense (2)	(1,140)	(1,680)
Dispositions	173	553
Transfers and assets reclassified as held for sale	142	103
Foreign currency translation and other	303	29
Balance at end of period	$(5,539)	$(5,017)
Net book value (3)	$14,525	$15,325
____________________________________
(1)See Note 3 for additional information.
(2)Includes a $206 million impairment reversal as at September 30, 2022 related to the partnership’s natural gas production operation as a result of a change in estimate of future natural gas prices.
(3)Includes right-of-use assets of $1,371 million as at September 30, 2022 (December 31, 2021: $1,551 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
NOTE 11. INTANGIBLE ASSETS

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Gross carrying amount
Balance at beginning of period	$17,128	$12,874
Additions	368	322
Dispositions	—	(155)
Acquisitions through business combinations (1)	10,227	4,536
Assets reclassified as held for sale	(140)	—
Foreign currency translation	(954)	(449)
Balance at end of period	$26,629	$17,128
Accumulated amortization and impairment
Balance at beginning of period	$(2,322)	$(1,613)
Amortization/impairment expense	(1,101)	(841)
Dispositions	—	73
Assets reclassified as held for sale	20	—
Foreign currency translation	145	59
Balance at end of period	$(3,258)	$(2,322)
Net book value	$23,371	$14,806
____________________________________
(1)See Note 3 for additional information.
NOTE 12. GOODWILL

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Balance at beginning of period	$8,585	$5,244
Acquisitions through business combinations (1)	6,926	3,967
Impairment (2)	(111)	(175)
Dispositions (3)	—	(171)
Assets reclassified as held for sale	(13)	—
Foreign currency translation	(956)	(280)
Balance at end of period	$14,431	$8,585
____________________________________
(1)See Note 3 for additional information.
(2)Relates to a goodwill impairment loss of $111 million at the partnership’s offshore oil services operations (December 31, 2021: $175 million).
(3)Relates to the deconsolidation of the partnership’s graphite electrode operations on March 1, 2021. Refer to Note 8 for additional information.
During the nine months ended September 30, 2022, the partnership recorded a goodwill impairment loss of $111 million within the infrastructure services segment. The impairment is related to the partnership’s investment in offshore oil services and is a result of changes in forecasted cash flow assumptions. The recoverable amount calculated to assess goodwill impairment was based on an estimate of fair value less costs of disposal contemplated using a discounted cash flow analysis incorporating significant unobservable inputs. The estimates regarding expected future cash flows and discount rates are Level 3 fair value inputs based on various assumptions including existing contracts, future vessel redeployment rates, financial forecasts and industry trends.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
NOTE 13. EQUITY ACCOUNTED INVESTMENTS

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Balance at beginning of year	$1,480	$1,690
Acquisitions through business combinations (1)	461	20
Additions	127	430
Impairment losses	—	(29)
Dispositions	—	(534)
Share of net income	129	13
Share of other comprehensive income (loss)	—	(16)
Distributions received	(115)	(89)
Foreign currency translation	(30)	(5)
Balance at end of period	$2,052	$1,480
____________________________________
(1)See Note 3 for additional information.
On May 31, 2022, the partnership completed the acquisition of a 23% economic interest in CUPA Finance, S.L. (“Cupa”) for consideration of $100 million. The partnership has joint control over Cupa and has accounted for its investment as an equity accounted investment.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
NOTE 14. ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Current
Accounts payable	$4,073	$3,665
Accrued and other liabilities (1) (2)	5,663	4,977
Lease liabilities	302	312
Financial liabilities (3)	564	316
Unearned premiums reserve (4)	581	620
Work in progress (5)	1,263	1,397
Provisions and decommissioning liabilities	493	563
Liabilities associated with assets held for sale	32	—
Total current	$12,971	$11,850
Non-current
Accounts payable	$70	$119
Accrued and other liabilities (2)	1,775	1,556
Lease liabilities	1,167	1,293
Financial liabilities (3)	1,998	2,159
Unearned premiums reserve (4)	1,473	1,608
Work in progress (5)	4	1
Provisions and decommissioning liabilities	1,096	1,050
Total non-current	$7,583	$7,786
____________________________________
(1)Includes bank overdrafts of $678 million as at September 30, 2022 (December 31, 2021: $727 million).
(2)Includes post-employment benefits of $773 million ($11 million current and $762 million non-current) as at September 30, 2022 and $771 million ($20 million current and $751 million non-current) as at December 31, 2021.
(3)Includes financial liabilities of $1,562 million ($59 million current and $1,503 million non-current) as at September 30, 2022 and $1,732 million ($66 million current and $1,666 million non-current) as at December 31, 2021 related to the sale and leaseback of hospitals.
(4)See Note 25 for additional information.
(5)See Note 15 for additional information.
NOTE 15. CONTRACTS IN PROGRESS
A summary of the partnership’s contracts in progress is presented below:

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Contract costs incurred to date	$19,653	$21,381
Profit recognized to date (less recognized losses)	1,905	1,783
	21,558	23,164
Less: progress billings	(22,359)	(24,084)
Contract work in progress (liability)	$(801)	$(920)
Comprising:
Amounts due from customers – work in progress	$466	$478
Amounts due to customers – creditors	(1,267)	(1,398)
Net work in progress	$(801)	$(920)

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
NOTE 16. BORROWINGS
(a)Corporate borrowings
The partnership has bilateral credit facilities backed by large global banks. The credit facilities are available in euros, sterling, Australian, U.S. or Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA EURIBOR, CDOR, BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require the partnership to maintain a minimum tangible net worth and deconsolidated debt-to-capitalization ratio at the corporate level. The total capacity on the bilateral credit facilities is $2,300 million with a maturity date of June 29, 2027. The balance drawn on the bilateral credit facility at September 30, 2022 was $2,100 million (December 31, 2021: $1,619 million).
The partnership had $1.0 billion available on its revolving credit facility with Brookfield (the “Brookfield Credit Agreement”) at September 30, 2022. The credit facility is guaranteed by the partnership, the Holding LP and certain of the partnership’s subsidiaries. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires the partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). The credit facility automatically renews for consecutive one-year periods until June 26, 2026. The total available amount on the credit facility will decrease to $500 million on April 27, 2023. As at September 30, 2022, the credit facility remained undrawn.
The partnership is currently in compliance with all material covenant requirements of its corporate borrowings, and continues to monitor performance against such covenant requirements.
Refer to Note 17 for further details on the Deposit Agreement with Brookfield. As at September 30, 2022, there were no funds on deposit from Brookfield (December 31, 2021: $nil).
(b)Non-recourse subsidiary borrowings of the partnership
Current and non-current non-recourse subsidiary borrowings of the partnership as at September 30, 2022 were $3,053 million and $39,505 million, respectively (December 31, 2021: $2,062 million and $25,395 million, respectively). Non-recourse borrowings in subsidiaries of the partnership include borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
Some of the partnership’s businesses have credit facilities in which they borrow and repay on a short-term basis. This movement has been shown on a net basis in the partnership’s unaudited interim condensed consolidated statements of cash flow.
The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements are primarily composed of term loans, credit facilities and notes and debentures which are subject to fixed or floating interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants.
The partnership principally finances assets at the subsidiary level with debt that is non-recourse to both the partnership and to its other subsidiaries and is generally secured against assets within the respective subsidiaries. Moreover, debt instruments at the partnership’s subsidiaries do not cross-accelerate or cross-default to debt at other subsidiaries. All of the partnership’s subsidiaries are currently in compliance with all material covenant requirements and the partnership continues to work with its businesses to monitor performance against such covenant requirements.
In August 2022, the partnership’s offshore oil services operations voluntarily entered Chapter 11 reorganization proceedings with the objective of executing a comprehensive financial restructuring to reduce debt and strengthen its financial position. The business is planning to emerge from the Chapter 11 process with a significantly deleveraged balance sheet.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
NOTE 17. RELATED PARTY TRANSACTIONS
In the normal course of operations, the partnership entered into the transactions below with related parties at exchange value. These transactions have been measured at fair value and are recognized in the unaudited interim condensed consolidated financial statements.
(a)Transactions with the parent company
The partnership is a party to the Brookfield Credit Agreement, which permits borrowings of up to $1 billion. As at September 30, 2022, $nil was drawn on the credit facilities under the Brookfield Credit Agreement (December 31, 2021: $nil).
The partnership has in place a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with the partnership. The deposit balance is due on demand and bears interest at LIBOR plus 1.50%. As at September 30, 2022, the amount of the deposit from Brookfield was $nil (December 31, 2021: $nil). For the three and nine months ended September 30, 2022, the partnership recorded interest expense of $nil and $nil, respectively on these deposits (September 30, 2021: interest expense of $nil and $4 million, respectively).
Holding LP pays Brookfield a quarterly base management fee, which is reflected within general and administrative expenses. For purposes of calculating the base management fee, the total capitalization of the partnership is equal to the quarterly volume-weighted average trading price of an LP Unit on the principal stock exchange for the LP Units (based on trading volumes) multiplied by the number of LP Units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into LP Units of Brookfield Business Partners L.P.), plus the value of securities of the other service recipients (including the BBUC exchangeable shares) that are not held by the partnership, plus all outstanding debt with recourse to a service recipient, less all cash held by such entities. The base management fee for the three and nine months ended September 30, 2022 was $23 million and $70 million, respectively (September 30, 2021: $24 million and $65 million).
In its capacity as the holder of the special limited partner (“Special LP”) units of Holding LP, Brookfield is entitled to incentive distribution rights. The incentive distribution for the three and nine months ended September 30, 2022 was $nil (September 30, 2021: $79 million).
An integral part of the partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the partnership’s profile. In the normal course of business, the partnership and institutional investors have made commitments to Brookfield-sponsored private equity funds, and in connection therewith, the partnership, together with institutional investors, has access to short-term financing using the private equity funds’ credit facilities to facilitate investments that Brookfield has determined to be in the partnership’s best interests.
In addition, at the time of spin-off of the partnership from Brookfield in 2016, the partnership entered into indemnity agreements with Brookfield that relate to certain contracts that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify the partnership for the receipt of payments relating to such contracts.
In the prior year, the partnership’s residential mortgage insurer committed to invest a total of $50 million into a private credit real estate fund managed by Brookfield over a period of two years. As of September 30, 2022, $8 million of the total commitment was invested.
(b)Other
The following tables summarize other transactions the partnership has entered into with related parties:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2022	2021	2022	2021
Transactions during the period
Business services revenues (1)	$59	$83	$200	$370
____________________________________
(1) Within the business services segment, the partnership provides construction services to affiliates of Brookfield.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Balances at end of period
Financial assets	$110	$—
Accounts and other receivable, net	128	138
Accounts payable and other (1)	542	549
Non-recourse borrowings in subsidiaries of the partnership	54	56
____________________________________
(1)Includes $337 million related to a tax receivable agreement payable to related parties by the partnership’s advanced energy storage operations (December 31, 2021: $326 million).
NOTE 18. DERIVATIVE FINANCIAL INSTRUMENTS
The partnership’s activities expose it to a variety of financial risks, including market risk (currency risk, interest rate risk, commodity risk and other price risks), credit risk and liquidity risk. The partnership selectively uses derivative financial instruments principally to manage these risks.
The aggregate fair values of the partnership’s derivative financial instruments positions as at September 30, 2022 and December 31, 2021 were as follows:

	September 30, 2022		December 31, 2021
(US$ MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Foreign exchange contracts	$335	$229	$184	$129
Cross currency swaps	33	37	5	1
Interest rate derivatives	487	135	62	179
Equity derivatives	—	23	11	19
Commodities contracts	31	224	40	53
Total	$886	$648	$302	$381
Total current	$262	$413	$179	$160
Total non-current	$624	$235	$123	$221
NOTE 19. EQUITY
The partnership’s consolidated equity interests include LP Units held by public unitholders and Brookfield, GP Units held by Brookfield, Redemption-Exchange Units held by Brookfield, and BBUC exchangeable shares held by public shareholders and Brookfield, collectively, “Units” or “Unitholders” as described in Note 1, and $765 million of preferred securities held by Brookfield. As at September 30, 2022, Brookfield owns approximately 65.2% of the partnership on a fully exchanged basis.
For the nine months ended September 30, 2022, the partnership made distributions on the LP Units, GP Units, Redemption-Exchange Units, and BBUC Exchangeable Shares of $36 million or approximately $0.0625 per Unit (September 30, 2021: $27 million, or approximately $0.0625 per Unit). For the nine months ended September 30, 2022, the partnership declared a $5 million distribution on the preferred securities. For the nine months ended September 30, 2022, the partnership made distributions to others who have interests in the operating subsidiaries of $2,166 million (September 30, 2021: $1,660 million), primarily as a result of the dividend distribution received from a non-recourse financing relating to the partnership’s investment in its nuclear technology services operations and dividend distributions from the partnership’s residential mortgage insurer.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
(a)GP Units and LP Units
LP Units entitle the holder to its proportionate share of distributions. GP Units entitle the holder the right to govern the financial and operating policies of Brookfield Business Partners L.P. The GP Units are not quantitatively material to the financial statements and therefore have not been separately presented on the unaudited interim consolidated statements of financial position.
The table below provides a continuity of GP Units and LP Units outstanding for the period ended September 30, 2022:

UNITS	GP Units	LP Units	Total
Balance as at January 1, 2022	4	77,085,493	77,085,497
Repurchased and canceled	—	(2,525,490)	(2,525,490)
Conversion from BBUC exchangeable shares	—	52,499	52,499
Balance as at September 30, 2022	4	74,612,502	74,612,506
The weighted average number of LP Units for the three and nine months ended September 30, 2022 was 74.6 million and 75.5 million, respectively (September 30, 2021: 78.3 million and 78.6 million, respectively).
During the nine months ended September 30, 2022, the partnership repurchased and canceled 2,525,490 LP Units (September 30, 2021: 1,186,919 LP Units).
Net income (loss) attributable to limited partnership unitholders for the three and nine months ended September 30, 2022 was a net loss of $11 million and net income of $52 million, respectively (September 30, 2021: net income of $46 million and $277 million, respectively).
(b)Redemption-Exchange Units
The table below provides a continuity of Redemption-Exchange Units outstanding for the period ended September 30, 2022:

UNITS	Redemption-Exchange Units
Balance as at January 1, 2022	69,705,497
Repurchased and canceled	—
Balance as at September 30, 2022	69,705,497
As at September 30, 2022, the Holding LP had issued 69.7 million Redemption-Exchange Units to Brookfield. Both the LP Units and GP Units issued by Brookfield Business Partners L.P. and the Redemption-Exchange Units issued by the Holding LP have the same economic attributes in all respects, except as noted below.
The Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership’s LP Units multiplied by the number of units to be redeemed (subject to certain customary adjustments). This right is subject to the partnership’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of the partnership’s LP Units (subject to certain customary adjustments). If the partnership elects not to exchange the Redemption-Exchange Units for LP Units, the Redemption-Exchange Units are required to be redeemed for cash. The Redemption-Exchange Units are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Business Partners L.P. Since this redemption right is subject to the partnership’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Business Partners L.P. on a one-for-one basis, the Redemption-Exchange Units are classified as equity in accordance with IAS 32, financial instruments: presentation (“IAS 32”).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
(c)BBUC exchangeable shares
The table below provides a continuity of BBUC exchangeable shares outstanding for the period ended September 30, 2022:

SHARES	BBUC exchangeable shares
Balance as at January 1, 2022	—
Special distribution	73,088,510
Converted to class C shares	(80,425)
Converted to LP Units	(52,499)
Balance as at September 30, 2022	72,955,586
On March 15, 2022, the partnership completed a special distribution whereby Unitholders as of the Record Date received one BBUC exchangeable share, for every two Units held. The special distribution resulted in the issuance of 73 million exchangeable shares to public unitholders and Brookfield. Both the LP Units and GP Units issued by the partnership and the BBUC exchangeable shares issued by BBUC have the same economic attributes in all respects, except as noted below.
Each BBUC exchangeable share is exchangeable at the option of the holder for one LP Unit (subject to adjustment to reflect certain capital events) or for cash in an amount equal to the market value of one of the partnership’s LP Units. The partnership may elect to satisfy the exchange obligation by acquiring such tendered BBUC exchangeable shares for an equivalent number of LP Units or its cash equivalent. The partnership intends to satisfy any exchange requests on the BBUC exchangeable shares through the delivery of LP Units rather than cash. The BBUC exchangeable shares are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Business Partners L.P. Since this exchange right is subject to the partnership’s right, at its sole discretion, to satisfy the exchange request with LP Units of Brookfield Business Partners L.P. on a one-for-one basis, the BBUC exchangeable shares are classified as equity in accordance with IAS 32.
During the nine months ended September 30, 2022, there were 52,499 exchanges of BBUC exchangeable shares into LP Units.
(d)Incentive distribution to Special LP Unitholder
In its capacity as the holder of the Special LP Units of the Holding LP, the special limited partner is entitled to incentive distributions which are calculated as 20% of the increase in the market value of the LP Units over an initial threshold based on the volume-weighted average price of the LP Units, subject to a high-water mark.
In order to account for the dilutive effect of the special distribution which occurred on March 15, 2022, the incentive distribution threshold was reduced by one-third, commensurate with the distribution ratio of one (1) BBUC exchangeable share for every two (2) LP Units. Accordingly, the resulting incentive distribution threshold is $31.53 per LP Unit following completion of the special distribution.
During the three months ended September 30, 2022, the volume-weighted average price was $21.71 per LP Unit, which was below the current incentive distribution threshold of $31.53 per LP Unit, resulting in an incentive distribution of $nil (September 30, 2021: $nil).
(e)Preferred securities held by Brookfield
Brookfield has subscribed for an aggregate of $15 million of preferred shares of three subsidiaries of the partnership. The preferred shares are entitled to receive a cumulative preferential cash dividend equal to 5% of its redemption value per annum as and when declared by the board of directors of the applicable entity and are redeemable at the option of the applicable entity at any time after the twentieth anniversary of its issuance. The partnership is not obligated to redeem the preferred shares and accordingly, the preferred shares have been determined to be equity of the applicable entities and has classified them as a component of non-controlling interests in the unaudited interim condensed consolidated statements of financial position.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
The partnership has a commitment agreement with Brookfield, whereby Brookfield agreed to subscribe for up to $1.5 billion of preferred equity securities of the partnership and its subsidiaries. The preferred securities bear fixed preferential cumulative dividends or distributions at 6% per annum and are redeemable at the option of Brookfield to the extent the partnership completes asset sales, financings or equity issuances. These preferred securities are presented as equity instruments in accordance with IAS 32, and accordingly the partnership has classified them as a component of non-controlling interests in the unaudited interim condensed consolidated statements of financial position and changes in equity. As of September 30, 2022, Brookfield has subscribed for an aggregate of $750 million of perpetual preferred securities of the partnership.
NOTE 20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Attributable to Limited Partners

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2022	$(252)	$76	$23	$(153)
Other comprehensive income (loss)	(145)	(85)	95	(135)
Ownership changes	3	—	1	4
Issuance of BBUC exchangeable shares (2)	67	(15)	(5)	47
Balance as at September 30, 2022	$(327)	$(24)	$114	$(237)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.
(2)In connection with the special distribution of BBUC, $47 million of accumulated other comprehensive income (loss) was reallocated to BBUC exchangeable shares. Refer to Note 1 for further details.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2021	$(144)	$52	$(88)	$(180)
Other comprehensive income (loss)	(49)	14	17	(18)
Ownership changes	(38)	—	1	(37)
Balance as at September 30, 2021	$(231)	$66	$(70)	$(235)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
NOTE 21. DIRECT OPERATING COSTS
The partnership has no key employees or directors and does not remunerate key management personnel. Details of the allocation of costs incurred by Brookfield on behalf of the partnership are disclosed in Note 17. Key decision makers of the partnership are all employees of the ultimate parent company or its subsidiaries, which provides management services under the master services agreement with Brookfield.
Direct operating costs are costs incurred to earn revenues and include all attributable expenses. The following table presents direct operating costs by nature for the three and nine months ended September 30, 2022 and 2021.

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2022	2021	2022	2021
Inventory costs	$9,238	$8,250	$27,829	$21,671
Subcontractor and consultant costs	799	785	2,352	2,445
Concession construction materials and labor costs	79	61	239	145
Depreciation and amortization expense	920	556	2,408	1,651
Compensation	1,500	974	3,996	2,945
Other direct costs	1,009	529	2,990	1,825
Total	$13,545	$11,155	$39,814	$30,682
Expected credit loss provisions on financial assets are included within other direct costs.
NOTE 22. REVENUES
(a)Revenues by type
The following tables summarize the partnership’s segment revenues by type of revenue for the three and nine months ended September 30, 2022:

	Three Months Ended September 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$8,637	$1,641	$3,779	$—	$14,057
Other revenues	346	333	3	—	682
Total revenues	$8,983	$1,974	$3,782	$—	$14,739

	Nine Months Ended September 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$25,444	$4,249	$11,120	$—	$40,813
Other revenues	958	1,055	11	—	2,024
Total revenues	$26,402	$5,304	$11,131	$—	$42,837

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
The tables below summarize the partnership’s segment revenues by type of revenue for the three and nine months ended September 30, 2021:

	Three Months Ended September 30, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$7,761	$926	$2,935	$—	$11,622
Other revenues	270	143	8	—	421
Total revenues	$8,031	$1,069	$2,943	$—	$12,043

	Nine Months Ended September 30, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$20,855	$2,783	$8,293	$—	$31,931
Other revenues	757	402	17	—	1,176
Total revenues	$21,612	$3,185	$8,310	$—	$33,107
(b)Timing of recognition of revenues from contracts with customers
The tables below summarize the partnership’s segment revenues by timing of revenue recognition for the total revenues from contracts with customers for the three and nine months ended September 30, 2022:

	Three Months Ended September 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$7,360	$709	$3,680	$—	$11,749
Services transferred over a period of time	1,277	932	99	—	2,308
Total revenues from contracts with customers	$8,637	$1,641	$3,779	$—	$14,057
Other non IFRS 15 revenues	346	333	3	—	682
Total revenues	$8,983	$1,974	$3,782	$—	$14,739

	Nine Months Ended September 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$22,323	$1,626	$10,826	$—	$34,775
Services transferred over a period of time	3,121	2,623	294	—	6,038
Total revenues from contracts with customers	$25,444	$4,249	$11,120	$—	$40,813
Other non IFRS 15 revenues	958	1,055	11	—	2,024
Total revenues	$26,402	$5,304	$11,131	$—	$42,837

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
The tables below summarize the partnership’s segment revenues by timing of revenue recognition for the total revenues from contracts with customers for the three and nine months ended September 30, 2021:

	Three Months Ended September 30, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$6,772	$364	$2,872	$—	$10,008
Services transferred over a period of time	989	562	63	—	1,614
Total revenues from contracts with customers	$7,761	$926	$2,935	$—	$11,622
Other non IFRS 15 revenues	270	143	8	—	421
Total revenues	$8,031	$1,069	$2,943	$—	$12,043

	Nine Months Ended September 30, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$17,739	$1,025	$8,144	$—	$26,908
Services transferred over a period of time	3,116	1,758	149	—	5,023
Total revenues from contracts with customers	$20,855	$2,783	$8,293	$—	$31,931
Other non IFRS 15 revenues	757	402	17	—	1,176
Total revenues	$21,612	$3,185	$8,310	$—	$33,107
(c)Revenues by geography
The tables below summarize the partnership’s segment revenues by geography for the three and nine months ended September 30, 2022:

	Three Months Ended September 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$5,204	$119	$83	$—	$5,406
United States of America	496	848	1,638	—	2,982
Europe	748	396	748	—	1,892
Australia	1,111	63	37	—	1,211
Canada	813	45	182	—	1,040
Brazil	34	30	469	—	533
Mexico	—	—	249	—	249
Other	231	140	373	—	744
Total revenues from contracts with customers	$8,637	$1,641	$3,779	$—	$14,057
Other revenues	346	333	3	—	682
Total revenues	$8,983	$1,974	$3,782	$—	$14,739

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

	Nine Months Ended September 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$16,070	$332	$239	$—	$16,641
United States of America	689	1,849	4,686	—	7,224
Europe	2,229	1,274	2,358	—	5,861
Australia	3,268	174	113	—	3,555
Canada	2,450	119	530	—	3,099
Brazil	97	90	1,443	—	1,630
Mexico	—	—	684	—	684
Other	641	411	1,067	—	2,119
Total revenues from contracts with customers	$25,444	$4,249	$11,120	$—	$40,813
Other revenues	958	1,055	11	—	2,024
Total revenues	$26,402	$5,304	$11,131	$—	$42,837
The tables below summarize the partnership’s segment revenues by geography for the three and nine months ended September 30, 2021:

	Three Months Ended September 30, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$4,964	$86	$37	$—	$5,087
United States of America	80	448	1,205	—	1,733
Europe	685	262	660	—	1,607
Australia	1,084	—	17	—	1,101
Canada	664	19	141	—	824
Brazil	81	21	307	—	409
Mexico	—	—	209	—	209
Other	203	90	359	—	652
Total revenues from contracts with customers	$7,761	$926	$2,935	$—	$11,622
Other revenues	270	143	8	—	421
Total revenues	$8,031	$1,069	$2,943	$—	$12,043

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

	Nine Months Ended September 30, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$13,105	$227	$123	$—	$13,455
United States of America	235	1,132	3,289	—	4,656
Europe	1,705	894	2,045	—	4,644
Australia	3,320	7	47	—	3,374
Canada	1,752	71	396	—	2,219
Brazil	188	44	713	—	945
Mexico	—	—	597	—	597
Other	550	408	1,083	—	2,041
Total revenues from contracts with customers	$20,855	$2,783	$8,293	$—	$31,931
Other revenues	757	402	17	—	1,176
Total revenues	$21,612	$3,185	$8,310	$—	$33,107

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
NOTE 23. SEGMENT INFORMATION
The partnership’s operations are organized into four operating segments which are regularly reviewed by the Chief Operating Decision Maker (“CODM”) for the purpose of allocating resources to the segment and to assess its performance. The CODM uses adjusted earnings from operations (“Adjusted EFO”) to assess performance and make resource allocation decisions. Adjusted EFO allows the CODM to evaluate the partnership’s segments on the basis of return on invested capital generated by its operations and to evaluate the performance of its segments on a levered basis. Adjusted EFO is calculated as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expenses or reversals and other income or expense items that are not directly related to revenue generating activities. The partnership’s economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its unaudited interim condensed consolidated statements of operating results. In order to provide additional insight regarding the partnership’s operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations.
Other income (expense), net in the partnership’s unaudited interim condensed consolidated statements of operating results includes amounts that are not related to revenue generating activities, and are not normal, recurring operating income and expenses necessary for business operations. These include revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or losses on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, non-recurring and one-time provisions that may occur from time to time at one of the partnership’s operations that are not reflective of normal operations, and other items. Other income (expense), net included within Adjusted EFO in the tables below corresponds to items of other income (expense), net at the partnership’s economic ownership interest that are considered by the partnership when evaluating operating performance and returns on invested capital generated by its businesses and may include realized revaluation gains and losses, realized gains or losses on the disposition of property, plant and equipment, and other items. Refer to the footnotes to the tables below for additional details on items included therein.
Gain (loss) on acquisitions/dispositions, net in Adjusted EFO reflects the partnership’s economic ownership interest in the gains or losses on acquisitions/dispositions recognized during the period in unaudited interim condensed consolidated statements of operating results that are considered by the partnership when evaluating the performance and returns on invested capital generated by its businesses.
Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO corresponds to the partnership’s economic ownership interest in gains and losses recorded in the unaudited interim condensed consolidated statements of changes in equity that have been realized through a completed disposition. Material realized disposition gains or losses may be recorded in equity on the partial disposition of a subsidiary where the partnership retains control or through the sale of an investment in securities accounted for as financial assets measured at fair value with changes in fair value recorded in other comprehensive income.
The tables below provide each segment’s results at the partnership’s economic ownership interest, in the format that the CODM organizes reporting segments to make resource allocation decisions and assess performance. Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. The tables below reconcile the partnership’s economic ownership interest in its consolidated results to the partnership’s unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

	Three Months Ended September 30, 2022
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$2,478	$772	$1,155	$—	$4,405	$10,334	$14,739
Direct operating costs (2)	(2,226)	(556)	(919)	(7)	(3,708)	(8,917)	(12,625)
General and administrative expenses	(36)	(48)	(31)	(28)	(143)	(221)	(364)
Gain (loss) on acquisitions / dispositions, net	—	—	4	—	4	7	11
Gain (loss) on acquisitions / dispositions, net recorded in equity (3)	—	—	11	—	11	20	31
Other income (expense), net (4)	1	—	1	—	2	7	9
Interest income (expense), net	(54)	(82)	(84)	(22)	(242)	(475)	(717)
Current income tax (expense) recovery (5)	(22)	(5)	(24)	16	(35)	(84)	(119)
Preferred equity distributions	—	—	—	(5)	(5)	5	—
Equity accounted Adjusted EFO (6)	11	21	18	—	50	31	81
Adjusted EFO	152	102	131	(46)	339
Depreciation and amortization expense (2)(7)					(304)	(616)	(920)
Impairment reversal (expense), net					(4)	(16)	(20)
Gain (loss) on acquisitions / dispositions, net recorded in equity					(11)	(20)	(31)
Current income tax (expense) recovery (5)					(4)	(9)	(13)
Other income (expense), net (4)					(73)	(150)	(223)
Deferred income tax (expense) recovery					57	103	160
Non-cash items attributable to equity accounted investments (6)					(33)	(10)	(43)
Net income (loss)					$(33)	$(11)	$(44)
____________________________________
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $13,545 million as per the unaudited interim condensed consolidated statements of operating results.
(3)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $11 million represents the partnership’s economic ownership interest in gains related to the partial disposition of an investment in public securities.
(4)The sum of these amounts equates to other income (expense), net of $(214) million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(73) million includes $36 million of net unrealized revaluation losses, $35 million of business separation expenses, stand-up costs and restructuring charges, $25 million of transaction costs and $23 million of other income.
(5)The sum of these amounts equates to current income tax (expense) of $(132) million as per the unaudited condensed consolidated statements of operating results.
(6)The sum of these amounts equates to equity accounted income (loss), net of $38 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
(7)For the three months ended September 30, 2022, depreciation and amortization expense by segment is as follows: business services $225 million, infrastructure services $370 million, industrials $325 million, and corporate and other $nil.

	Nine Months Ended September 30, 2022
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$7,246	$2,090	$3,382	$—	$12,718	$30,119	$42,837
Direct operating costs (2)	(6,673)	(1,464)	(2,706)	(19)	(10,862)	(26,544)	(37,406)
General and administrative expenses	(101)	(110)	(96)	(81)	(388)	(586)	(974)
Gain (loss) on acquisitions / dispositions, net	—	—	4	—	4	7	11
Gain (loss) on acquisitions / dispositions, net in equity (3)	19	—	11	—	30	20	50
Other income (expense), net (4)	2	(1)	1	—	2	6	8
Interest income (expense), net	(97)	(199)	(233)	(51)	(580)	(1,153)	(1,733)
Current income tax (expense) recovery (5)	(44)	(15)	(63)	45	(77)	(196)	(273)
Distributions attributable to preferred equity in operating subsidiaries	—	—	—	(5)	(5)	5	—
Equity accounted Adjusted EFO (6)	31	64	54	—	149	86	235
Adjusted EFO	383	365	354	(111)	991
Depreciation and amortization expense (2)(7)					(806)	(1,602)	(2,408)
Impairment reversal (expense), net					37	21	58
Gain (loss) on acquisitions / dispositions, net in equity					(30)	(20)	(50)
Current income tax (expense) recovery (5)					(4)	(9)	(13)
Other income (expense), net (4)					(188)	(351)	(539)
Deferred income tax (expense) recovery					218	354	572
Non-cash items attributable to equity accounted investments (6)					(80)	(26)	(106)
Net income (loss)					$138	$131	$269
____________________________________
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO, and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $39,814 million as per the unaudited interim condensed consolidated statements of operating results.
(3)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $30 million represents the partnership’s economic interest in gains of $19 million related to disposition of a financial asset measured at FVOCI and $11 million related to the partial disposition of an investment in public securities.
(4)The sum of these amounts equates to other income (expense), net of $(531) million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(188) million includes $84 million of net unrealized revaluation losses, $61 million of business separation expenses, stand-up costs and restructuring charges, $52 million of transaction costs and $9 million of other income.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
(5)The sum of these amounts equates to current income tax (expense) of $(286) million as per the unaudited interim condensed consolidated statements of operating results.
(6)The sum of these amounts equates to equity accounted income (loss), net of $129 million as per the unaudited interim condensed consolidated statements of operating results.
(7)For the nine months ended September 30, 2022, depreciation and amortization expense by segment is as follows: business services $457 million, infrastructure services $961 million, industrials $990 million, and corporate and other $nil.

	Three Months Ended September 30, 2021
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$2,336	$465	$826	$—	$3,627	$8,416	$12,043
Direct operating costs (2)	(2,148)	(337)	(654)	(5)	(3,144)	(7,455)	(10,599)
General and administrative expenses	(36)	(16)	(21)	(26)	(99)	(148)	(247)
Other income (expense), net (3)	2	—	—	—	2	2	4
Interest income (expense), net	(19)	(33)	(57)	(4)	(113)	(245)	(358)
Current income tax (expense) recovery	(35)	(3)	(9)	10	(37)	(82)	(119)
Equity accounted Adjusted EFO (4)	9	15	16	—	40	24	64
Adjusted EFO	109	91	101	(25)	276
Depreciation and amortization expense (2)(5)					(189)	(367)	(556)
Other income (expense), net (3)					(7)	(17)	(24)
Deferred income tax (expense) recovery					36	95	131
Non-cash items attributable to equity accounted investments (4)					(29)	(10)	(39)
Net income (loss)					$87	$213	$300
____________________________________
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $11,155 million as per the unaudited interim condensed consolidated statements of operating results.
(3)The sum of these amounts equates to other income (expense), net of $(20) million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(7) million includes $20 million of net unrealized revaluation gains, $17 million of business separation expenses, stand-up costs and restructuring charges and $10 million of other expenses.
(4)The sum of these amounts equates to equity accounted income (loss), net of $25 million as per the unaudited interim condensed consolidated statements of operating results.
(5)For the three months ended September 30, 2021, depreciation and amortization expense by segment is as follows: business services $120 million, infrastructure services $171 million, industrials $265 million, and corporate and other $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

	Nine Months Ended September 30, 2021
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$6,659	$1,381	$2,313	$—	$10,353	$22,754	$33,107
Direct operating costs (2)	(6,155)	(1,017)	(1,824)	(12)	(9,008)	(20,023)	(29,031)
General and administrative expenses	(111)	(51)	(61)	(78)	(301)	(450)	(751)
Gain (loss) on acquisitions / dispositions, net (3)	—	—	158	—	158	740	898
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)	—	—	414	—	414	—	414
Other income (expense), net (5)	(1)	—	—	—	(1)	(12)	(13)
Interest income (expense), net	(50)	(110)	(172)	(11)	(343)	(714)	(1,057)
Current income tax (expense) recovery (6)	(83)	(11)	(132)	32	(194)	(245)	(439)
Equity accounted Adjusted EFO (7)	13	44	42	—	99	79	178
Adjusted EFO	272	236	738	(69)	1,177
Depreciation and amortization expense (2)(8)					(562)	(1,089)	(1,651)
Gain (loss) on acquisitions / dispositions, net (3)					474	451	925
Gain (loss) on acquisitions / dispositions, net recorded in equity					(414)	—	(414)
Impairment reversal (expense), net					(58)	(143)	(201)
Other income (expense), net (5)					(12)	(53)	(65)
Deferred income tax (expense) recovery					71	175	246
Current income tax (expense) recovery (6)					9	—	9
Non-cash items attributable to equity accounted investments(7)					(83)	(34)	(117)
Net income (loss)					$602	$1,436	$2,038
____________________________________
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO, and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $30,682 million as per the unaudited interim condensed consolidated statements of operating results.
(3)The sum of these amounts equates to the gain (loss) on acquisitions/dispositions, net of $1,823 million as per the unaudited interim condensed consolidated statements of operating results.
(4)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $414 million represents the partnership’s economic interest in gains of $245 million related to the partial disposition of the partnership’s investment in its graphite electrode operations and $169 million related to the partial disposition of an investment in public securities recognized as unrealized gains (losses) excluded from Adjusted EFO in prior periods.
(5)The sum of these amounts equates to other income (expense), net of $(78) million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(12) million includes $66 million of net unrealized revaluation gains, $41 million of business separation expenses, stand-up costs and restructuring charges, $9 million of transaction costs, $9 million of net loss on debt extinguishment/modification, and $19 million of other expenses.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
(6)The sum of these amounts equates to current income tax (expense) of $(430) million as per the unaudited interim condensed consolidated statements of operating results.
(7)The sum of these amounts equates to equity accounted income (loss), net of $61 million as per the unaudited interim condensed consolidated statements of operating results.
(8)For the nine months ended September 30, 2021, depreciation and amortization expense by segment is as follows: business services $344 million, infrastructure services $519 million, industrials $788 million, and corporate and other $nil.
Segment Assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors assets, including investments accounted for using the equity method, attributable to each segment.
The following tables present the partnership’s assets by reportable operating segment as at September 30, 2022 and December 31, 2021:

	As at September 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Total assets	$35,798	$22,151	$26,646	$361	$84,956

	As at December 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Total assets	$20,376	$16,380	$27,315	$148	$64,219
NOTE 24. SUPPLEMENTAL CASH FLOW INFORMATION

	Nine Months Ended September 30,
(US$ MILLIONS)	2022	2021
Interest paid	$1,132	$817
Income taxes paid	210	301
Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed consolidated statements of cash flow.
Details of “Changes in non-cash working capital, net” in the unaudited interim condensed consolidated statements of cash flow are as follows:

	Nine Months Ended September 30,
(US$ MILLIONS)	2022	2021
Accounts receivable	$(982)	$(577)
Inventory	(853)	(541)
Prepayments and other	(221)	(52)
Accounts payable and other	452	729
Changes in non-cash working capital, net	$(1,604)	$(441)

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
NOTE 25. INSURANCE CONTRACTS
The following summarizes the balances related to the partnership’s insurance contracts from its residential mortgage insurer:
(a)Premiums and unearned premiums reserve
The following table presents movement in the unearned premiums reserve:

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Unearned premiums reserve, beginning of the period	$2,228	$1,889
Premiums written during the period	522	967
Premiums earned during the period	(505)	(639)
Foreign currency translation	(191)	11
Unearned premiums reserve, end of the period	$2,054	$2,228
(b)Losses on claims and loss reserves
The carrying value of loss reserves reflects the present value of expected claims expenses and provisions for adverse deviation and is considered to be an indicator of fair value.
Loss reserves comprise the following:

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Case reserves	$37	$54
Incurred but not reported reserves	7	13
Discounting	(1)	(1)
Provision for adverse deviation	3	5
Total loss reserves	$46	$71
The following table presents movement in loss reserves and the impact on losses on claims:

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Loss reserves, beginning of the period	$71	$144
Claims paid during the period	(24)	(48)
Changes in loss reserves related to the current period	3	44
Favorable development on losses on claims related to prior years	—	(71)
Foreign currency translation	(4)	2
Loss reserves, end of the period	$46	$71
NOTE 26. SUBSEQUENT EVENTS
(a)Distribution
On November 3, 2022, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per LP Unit, payable on December 30, 2022 to unitholders of record as at the close of business on November 30, 2022.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021
(b)Sale of Nuclear Technology Services Operations
On October 11, 2022, the partnership reached an agreement to sell its nuclear technology services operations to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners for a total enterprise value of approximately $8 billion including proceeds from the disposition of a non-core asset expected to be received prior to closing the transaction. The partnership expects to generate approximately $1.8 billion in proceeds from the sale of its 44% interest in the business. The transaction is expected to close in the second half of 2023, subject to certain conditions, including Brookfield Business Partners unitholder approval, regulatory approvals and other customary conditions. The financial results of the nuclear technology services operations are included in the infrastructure services segment.
(c)Acquisition of Unidas Locadora S.A. (“Unidas”)
In October 2022, the partnership’s fleet management services operations, together with institutional partners, completed the acquisition of Unidas, a leading rent-a-car platform in Brazil for approximately $700 million. The transaction was funded with $354 million of equity, of which the partnership’s share was approximately $125 million for a 35% economic interest.
Due to the recent closing of the acquisition, the complete valuation and initial purchase price accounting for the business combination are not available as at the date of release of these unaudited interim condensed consolidated financial statements. As a result, the partnership has not provided amounts recognized as at the acquisition date for certain major classes of assets acquired and liabilities assumed.
(d)Acquisition of TexTrail, Inc. (“TexTrail”)
On October 5, 2022, the partnership’s engineered components manufacturer, together with institutional partners, completed the acquisition of TexTrail, a leading distributor of axles and trailer components. Total consideration was $922 million, inclusive of $300 million of equity funded by the partnership and its institutional partners, of which the partnership’s share was approximately $100 million.
Due to the recent closing of the acquisition, the complete valuation and initial purchase price accounting for the business combination are not available as at the date of release of these unaudited interim condensed consolidated financial statements. As a result, the partnership has not provided amounts recognized as at the acquisition date for certain major classes of assets acquired and liabilities assumed.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Brookfield Business Partners L.P. and its subsidiaries (collectively, the “partnership”, or “we”, or “our”), covers the financial position of the partnership as at September 30, 2022 and December 31, 2021, and results of operations for the three and nine months ended September 30, 2022 and 2021. The information in this MD&A should be read in conjunction with the interim financial statements as at September 30, 2022 and December 31, 2021 and for the three and nine months ended September 30, 2022 and 2021 (the “unaudited interim condensed consolidated financial statements”). This MD&A was prepared as of November 7, 2022. Additional information relating to the partnership can be found at www.sedar.com or www.sec.gov.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties and actual results could differ materially from those reflected in the forward-looking statements.
Cautionary Statement Regarding Forward-Looking Statements and Information
This MD&A contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as regarding recently completed and proposed acquisitions, dispositions and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could”.
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:
•the impact or unanticipated impact of general economic, political and market factors in the countries and industries in which we do business; including as a result of recessionary factors, rising interest rates, inflation and supply chain issues, as well as the ongoing novel coronavirus (SARS-CoV-2) pandemic, including any SARS-CoV-2 variants (See “Risks Associated with the COVID-19 Pandemic” in the “Risk Factors” section included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 20-F for the year ended December 31, 2021 (“2021 Annual Report”));
•the behavior of financial markets, including fluctuations in interest and foreign exchange rates;
•global equity and capital markets and the availability of equity and debt financing and refinancing within these markets;
•strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom;
•the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits;
•changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates);
•the ability to appropriately manage human capital;
•the effect of applying future accounting changes;
•business competition;
•operational and reputational risks;
1

•technological change;
•changes in government regulation and legislation within the countries in which we operate;
•governmental investigations;
•litigation;
•changes in tax laws;
•ability to collect amounts owed;
•catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics;
•the possible impact of international conflicts, wars and related developments including Russia’s military operation in Ukraine, terrorist acts and cyber terrorism; and
•other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States included in the “Risk Factors” section in our 2021 Annual Report.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
For a more comprehensive list of risks and uncertainties, please refer to our 2021 Annual Report under the heading “Risk Factors” available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
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Basis of Presentation
The unaudited interim condensed consolidated financial statements of the partnership have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2021, except for the impact of the adoption of the new accounting policies and standards described below. The accounting policies the partnership applied in its annual financial statements as at and for the year ended December 31, 2021 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The unaudited interim condensed consolidated financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control. Certain comparative figures have been reclassified to conform to the current year’s presentation.
We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are: (i) business services, (ii) infrastructure services, (iii) industrials, and (iv) corporate and other.
The partnership’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, general partner units held by Brookfield (“GP Units”), redemption-exchange partnership units (“Redemption-Exchange Units”) in Brookfield Business L.P. (“Holding LP”), a holding subsidiary of the partnership, held by Brookfield, special limited partnership units (“Special LP Units”) in Holding LP held by Brookfield, and class A exchangeable subordinate voting shares (“BBUC exchangeable shares”) of Brookfield Business Corporation (“BBUC”), a consolidated subsidiary of the partnership, held by public shareholders and Brookfield. Holders of the LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise.
Non-IFRS measures used in this MD&A are reconciled to the most directly comparable IFRS measure. All dollar references, unless otherwise stated, are in millions of U.S. dollars. Australian dollars are identified as “A$” or “AUD”, Brazilian reais are identified as “R$” or “BRL”, British pounds are identified as “£” or “GBP”, euros are identified as “€” or “EUR”, Canadian dollars are identified as “C$” or “CAD”, and Indian rupees are identified as “INR”.
Overview of Our Business
The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended.
We were established by Brookfield to be its flagship public partnership for its business services and industrials operations. Our operations are primarily located in the United States, Europe, Australia, Europe, Canada and Brazil. We are focused on owning and operating high-quality operations that benefit from a strong competitive position and provide essential products and services. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership’s goal is to generate returns to Unitholders primarily through capital appreciation with a modest distribution yield.
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Operating Segments
We have four operating segments which are organized based on how management views business activities within particular sectors:
i.Business services, including residential mortgage insurance services, healthcare services, mortgage lending services, construction services, entertainment operations, non-bank financial services, dealer software and technology services and other businesses;
ii.Infrastructure services, including nuclear technology services, offshore oil services, modular building leasing services, work access services, and lottery services operations;
iii.Industrials, including advanced energy storage operations, water and wastewater operations, solar power solutions, engineered components manufacturing, and other businesses; and
iv.Corporate and other, which includes corporate cash and activities related to liquidity management and the partnership’s relationship with Brookfield.
The tables below provide a breakdown of total assets of $85.0 billion as at September 30, 2022 and revenues of $42.8 billion for the nine months ended September 30, 2022 by operating segment and region.

Operating segments	Assets	Revenues
	As at	For the Nine Months Ended
(US$ MILLIONS)	September 30, 2022	September 30, 2022
Business services	$35,798	$26,402
Infrastructure services	22,151	5,304
Industrials	26,646	11,131
Corporate and other	361	—
Total	$84,956	$42,837

Regions	Assets	Revenues
	As at	For the Nine Months Ended
(US$ MILLIONS)	September 30, 2022	September 30, 2022
United Kingdom	$6,515	$16,764
United States of America	29,268	7,225
Europe	14,202	6,557
Australia	11,419	3,720
Canada	8,875	3,760
Brazil	6,645	1,825
Mexico	2,632	684
Other	5,400	2,302
Total	$84,956	$42,837
Business services
Our business services segment consists of (i) our residential mortgage insurer, (ii) healthcare services operations, (iii) road fuels operations, (iv) construction operations, (v) entertainment operations, (vi) non-bank financial services operations, (vii) our residential mortgage lender, (viii) fleet management services, (ix) dealer software and technology services operations and (x) other operations.
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Our residential mortgage insurer is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders. Regulations in Canada require lenders to purchase mortgage insurance in respect of a residential mortgage loan whenever the loan-to-value ratio exceeds 80%. Our residential mortgage insurer plays a significant role in increasing access to homeownership for Canadian residents, particularly for first-time homebuyers.
Our residential mortgage insurer has built a broad underwriting and distribution platform across Canada that provides customer-focused products and support services to the vast majority of Canada’s residential mortgage lenders and originators. We underwrite mortgage insurance for residential properties in all provinces and territories of Canada. The revenues of our residential mortgage insurer consist primarily of: (i) net premiums earned on mortgage insurance policies and (ii) net investment income and net investment gains and losses on the investment portfolio within the business.
Our healthcare services operations are a leading private hospital operator and provider of essential social infrastructure to the Australian healthcare system. We operate 39 hospitals, providing doctors and patients with access to operating theaters, nursing staff, accommodations, and other critical care and consumables primarily in support of elective surgery activity. The majority of our healthcare services operations’ revenues are generated from private health insurance funds and government-related bodies under Hospital Purchaser-Provider Agreements. These revenues are generally based on a pricing schedule set out in the agreements and is either on a case payment or per diem basis, depending on the type of service provided.
Our road fuels operation is the largest provider of road fuels in the U.K. with significant import and storage infrastructure, an extensive distribution network and long-term customer relationships. Included in the revenues and direct operating costs for this business is excise duty payable to the government of the U.K. which is recorded gross within revenues and direct costs, without impact on the margin generated by the business. Our fuel marketing business currently operates 382 retail gas stations and associated convenience kiosks across Canada and Ireland. The business benefits from significant scale and strong customer loyalty primarily through the PC Optimum loyalty program in Canada.
Our construction operations are a global contractor with a focus on high-quality construction, primarily on large scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts for the design and construction, including procurement for a defined price and program. Most construction activity is typically subcontracted to reputable specialists whose obligations generally align with those contained within the main construction contract. A smaller part of our construction operations include construction management, whereby we charge a fee for coordination of the sub-trades employed by the client. We are typically required to provide warranties for completed works, either as specifically defined in a client contract or required under local regulatory requirements. We issue bank guarantees, insurance bonds or cash retentions to clients and receive guarantees and/or cash retentions from subcontractors as security against their performance.
We recognize revenues when it is highly probable that economic benefits will flow to the business, and when it can be reliably measured and collection is assured. Revenues are recognized over time as performance obligations are satisfied, by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large portion of construction revenues and costs are earned and incurred in Australia and the U.K. and may be impacted by the fluctuations in the Australian dollar and British pound. A significant portion of our revenues are generated from large projects, and the results from our construction operations can fluctuate quarterly and annually, depending on the level of work during a period. Our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.
Our entertainment operations, in partnership with a leading Canadian operator, consists of four entertainment facilities in the Greater Toronto Area. Through our partnership, we have undertaken a growth strategy whereby we plan to enhance the guest experience and transform each of these sites into attractive, premier entertainment destinations. This modernization and development is intended to include enhanced entertainment offerings and integrated property expansions that will incorporate leading world-class amenities such as hotels, meeting and event facilities, performance venues, restaurants and retail shopping.
Our Indian non-bank financial services operations are a financing company primarily focused on commercial vehicle lending, and affordable housing. Our Indian non-bank financial services operations has a large network of over 425 branches, providing the ability to significantly scale through operating leverage.
On May 31, 2022, together with institutional partners, we acquired a 100% economic interest in La Trobe, an Australian residential mortgage lender, for total consideration of $1.1 billion, funded with debt, equity, non-cash and contingent consideration. We expect our economic interest to be 28% for equity consideration of $208 million following the finalization of syndications to institutional partners.
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Our fleet management services operations are one of the leading providers of heavy equipment and light vehicle leasing in Brazil. In October 2022, our fleet management services operations, together with institutional partners, completed the acquisition of Unidas, a leading full-service rent-a-car platform in Brazil for approximately $700 million. The transaction was funded with $354 million of equity, of which our share was approximately $125 million. The acquisition will more than double the size of our existing fleet management platform in Brazil and provide meaningful opportunities to continue scaling the combined operations. Our combined fleet management services and rent-a-car operations own a fleet of more than 89,000 vehicles, with access to a nationwide network of accredited maintenance shops, and have long-term relationships with leading Brazilian and multinational corporate clients, original equipment manufacturers (“OEMs”), and dealerships.
Our technology services operations, provide customer management solutions which specialize in managing customer interactions for large global healthcare and technology clients primarily based in the United States.
On July 6, 2022, together with institutional partners, we completed the acquisition of CDK Global, Inc. (“CDK Global”), a leading provider of technology services and software solutions to automotive dealers and manufacturers. Total consideration was $8.3 billion, funded with debt and equity. We expect our economic interest to be 20% for equity consideration of approximately $700 million following the finalization of syndications to our institutional partners.
On August 8, 2022, together with institutional partners, we acquired a 60% economic interest in Magnati - Sole Proprietorship LLC (“Magnati”), our payment processing services operations. Total consideration for the business was $763 million, funded with debt and equity, and included contingent consideration payable to the former shareholder if certain performance targets are met and non-cash consideration from the former shareholder for retention of their 40% economic interest. Our economic interest of 22% was acquired for equity consideration of $68 million.
Infrastructure services
Our infrastructure services segment consists of (i) nuclear technology services operations, (ii) offshore oil services operations, (iii) modular building leasing services, (iv) work access services operations, and (v) lottery services operations.
Our nuclear technology services operations are a leading supplier of services to the global nuclear power generation industry that generates a majority of its earnings from regularly recurring refueling and maintenance services. We generate revenues from our nuclear technology services operations through the entire life of the nuclear power plant. Our products and services include mission-critical fuel, ongoing maintenance services, engineering solutions, instrumentation and control systems and manufactured components. We also participate in the decontamination, decommissioning and remediation of power plant sites, primarily at the end of its useful lives, as well as provide technology, equipment, and engineering and design services to new power plants on a global basis.
In May 2022, the business completed its acquisition of BHI Energy, creating the nuclear industry’s first fully integrated outage, maintenance and modification services business. In September 2022, the business entered into an agreement to sell BHI’s power delivery business which is anticipated to close in the fourth quarter of 2022.
On October 11, 2022, we entered into an agreement to sell our nuclear technology services operations to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners for a total enterprise value of approximately $8 billion including proceeds from the disposition of a non-core asset expected to be received prior to closing the transaction. We expect to generate approximately $1.8 billion in proceeds from the sale of our 44% interest in the business. The transaction is expected to close in the second half of 2023, subject to certain conditions, including Brookfield Business Partners unitholder approval, regulatory approvals and other customary conditions.
Our offshore oil services operations is a global provider of marine transportation, offshore oil production, facility storage, long-distance towing and offshore installation, maintenance and safety services to the offshore oil production industry. As a fee-based business focused on critical services, our offshore oil services operations have limited direct commodity exposure and a portfolio which primarily comprises medium-term, fixed-rate contracts with high-quality, primarily investment grade counterparties. A substantial part of our revenues are based on contracts with customers and are fee-based which is recognized on a straight-line basis over the term of the contracts.
In August 2022, our offshore oil services operations voluntarily entered Chapter 11 reorganization proceedings with the objective of executing a comprehensive financial restructuring to reduce debt and strengthen its financial position. The business is planning to emerge from the Chapter 11 process with a significantly deleveraged balance sheet. We, along with our institutional partners, expect to own a substantial majority of the business following the reorganization, subject to court approval.
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Our modular building leasing services operations provides modular workspaces in Europe and Asia-Pacific to a diversified customer base across the industrial, infrastructure and public sectors. With a global fleet of approximately 290,000 modular units across 25 countries, our operations service more than 50,000 customers through an established network of approximately 210 branches. The modular units provide customers with a wide range of flexible, cost-effective and environmentally friendly solutions for temporary space requirements. The primary source of revenues is the leasing of modular units and ancillary services (furniture, fire extinguishers, air conditioners, wireless internet access points, steps, ramps and damage waivers).
Our work access services operations are a leading provider of scaffolding and related services to the industrial and commercial markets. Our solutions support a wide range of global infrastructure ranging from refineries and petrochemical plants to commercial buildings, bridges, hydroelectric dams, and other power facilities. A substantial portion of our services are based on the ongoing maintenance requirements of our global customers.
On April 4, 2022, together with institutional partners, we closed the acquisition of a 100% economic interest in our lottery services operations, conducted through Scientific Games, LLC, for approximately $5.8 billion, funded with debt and equity. We funded approximately 36% of the equity, with the balance coming from institutional partners.
Our lottery services operations are a leading provider of products, services and technology across the lottery ecosystem in over 50 countries. Our business is an essential service provider to government sponsored lottery programs, a critical and growing source of funding, through capabilities in game design, production, distribution, systems and terminals, and turnkey technology solutions. The revenues of our lottery services operations consist primarily of (i) the sale of instant lottery products, and (ii) sale and ongoing maintenance of hardware products and technology.
In our infrastructure services segment, we expect to incur costs associated with dismantlement, abandonment and restoration of our assets. The present value of the estimated future costs to dismantle, abandon and restore are added to the capitalized costs of our assets and recorded as a long-term liability.
Industrials
Our industrials segment consists of (i) advanced energy storage operations, (ii) water and wastewater operations, (iii) engineered components manufacturing, (iv) solar power solutions provider, and (v) other operations.
Our advanced energy storage operations are a global market leader in manufacturing automotive batteries. Our advanced energy storage operations’ batteries power both internal combustion engine and electric vehicles. We sell starting, lighting and ignition batteries which are used primarily for initial engine ignition of traditional vehicles. The business has made significant investments to develop higher margin advanced battery technologies, including enhanced flooded batteries and absorbent glass mat batteries, which provide the energy density necessary for next-generation and electric vehicles to comply with increased regulatory requirements and support increased electrical loads such as start-stop functionality and autonomous features.
Our advanced energy storage operations distribute products primarily to aftermarket retailers and to OEMs. Approximately 80% of the sales volume is generated through the aftermarket channel, which services the existing car parc and represents a stable and recurring revenue base as end users replace car batteries on average two to four times over the life of each vehicle. Approximately 20% of the sales volume is generated through the OEM channel, which comprises sales to major car manufacturers globally and is driven by global demand for new vehicles. Our advanced energy storage operations have also developed longstanding relationships with large aftermarket customers.
Our water and wastewater operations in Brazil provide water and wastewater collection, treatment and distribution services to a broad range of residential and governmental customers through long-term, inflation-adjusted concessions, private public partnership and take-or-pay contracts. We provide services that benefit more than 16 million people in over 100 municipalities in Brazil.
Our engineered components manufacturer is a leading global manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers. We have a leading presence in our core products across North America, Europe and Australia with vertically integrated production and distribution capabilities and a commitment to sustainability. We manufacture and distribute over 65,000 products including highly engineered, customized solutions for a diverse range of customers across our global footprint.
Our solar power solutions provider is a leading distributor of solar power solutions for the distributed generation market in Brazil.
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Our Canadian natural gas operations produce approximately 41,000 barrels of oil equivalent per day, or BOE/d. Our properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects.
Our returnable plastic packaging operations are a leading European provider of returnable plastic packaging with a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its strong reputation for product innovation. We operate in a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics.
Our U.S. based automotive aftermarket parts remanufacturer supports a full spectrum of products and services for a diverse customer base, including OEMs, warehouse distributors, fleets and retailers.
In our industrials segment, we expect to incur costs associated with dismantlement, abandonment and restoration of our assets (asset retirement obligations). The present value of the estimated costs to dismantle, abandon and restore are added to the capitalized costs of our assets and recorded as a long-term liability.
Corporate and other
Corporate and other includes corporate cash and activities related to liquidity management and the partnership’s relationship with Brookfield.
Developments in Our Business
Below are key developments in our business since June 30, 2022:
On July 6, 2022, together with institutional partners, we completed the acquisition of CDK Global, a leading provider of technology services and software solutions to automotive dealers and manufacturers. Total consideration was $8.3 billion, funded with debt and equity. We expect our economic interest to be 20% for equity consideration of approximately $700 million following the finalization of syndications to our institutional partners.
On August 8, 2022, together with institutional partners, we acquired a 60% economic interest in Magnati, our payment processing services operation. Total consideration for the business was $763 million, funded with debt and equity, and included contingent consideration payable to the former shareholder if certain performance targets are met and non-cash consideration from the former shareholder for the retention of their 40% economic interest. Our economic interest of 22% was acquired for equity consideration of $68 million.
In October 2022, our fleet management services operations, together with institutional partners, completed the acquisition of Unidas, a leading rent-a-car platform in Brazil for approximately $700 million. The transaction was funded with $354 million of equity, of which our share was $125 million for a 35% economic interest.
In October 5, 2022, our engineered components manufacturer acquired TexTrail, a leading distributor of axles and trailer components for $922 million of total consideration, inclusive of $300 million of equity funded by the partnership and institutional partners, of which our share was approximately $100 million.
On October 11, 2022, we reached an agreement to sell our nuclear technology services operations to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners for a total enterprise value of approximately $8 billion including proceeds from the disposition of a non-core asset expected to be received prior to closing the transaction. We expect to generate approximately $1.8 billion in proceeds from the sale of our 44% interest in the business. The transaction is expected to close in the second half of 2023, subject to certain conditions, including Brookfield Business Partners unitholder approval, regulatory approvals and other customary conditions.
Since reaching an agreement to sell our nuclear technology services operations, Brookfield Business Partners unitholders representing more than 50% of the votes eligible to be cast have provided us with written support to vote in favor of the transaction. With that support, we have applied to the Ontario Securities Commission (“OSC”) for exemptive relief from the requirements to call a special unitholder meeting to approve the transaction and to send an informational circular to unitholders. If granted exemptive relief, we would obtain minority unitholder approval by written consent and provide additional disclosure describing the transaction to unitholders on SEDAR. In the absence of exemptive relief, a special meeting of unitholders will be held and an informational circular will be mailed to unitholders as previously contemplated, the timing of which, if required, will be provided in due course. The exemptive relief has not yet been obtained and there can be no assurance that the OSC will grant the exemptive relief.
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In October 2022, we completed the privatization of Nielsen Holdings plc (“Nielsen”) alongside our partner in the business. We expect to invest approximately $400 million through convertible preferred equity for a 7% share of the common equity, on a converted basis. A portion of our investment may be syndicated to institutional partners.
Outlook
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. We believe our global scale and leading operations allow us to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to realize our targeted returns. We also actively seek to monetize business interests as they mature and reinvest the proceeds, further enhancing returns.
Within our business services segment, our residential mortgage insurer benefited from strong levels of premiums earned during the third quarter ended September 30, 2022, following elevated underwriting activity over the past few years and continued low levels of mortgage default rates. Results were partially offset by claims expense trending toward more normal levels compared to the prior year. New premiums written are declining as expected given the impact of higher mortgage rates and reduced housing affordability in Canada. On July 6, 2022, together with institutional partners, we completed the acquisition of CDK Global, a leading provider of technology services and software solutions to automotive dealers and manufacturers. We are in the early stages of executing our value creation plan to improve productivity, enhance customer service and refocus on product and service offerings that improve margins and profitability. Activity levels and performance at our Australian healthcare services operations continue to be impacted by high rates of surgery cancellations and elevated operating costs. We believe the labor environment will slowly improve as absenteeism, sick leave and overtime start trending toward normal levels.
Within our infrastructure services segment, demand at our lottery services operations has been resilient. The business is actively working on initiatives to mitigate the anticipated impact of supply chain challenges and higher input costs due to inflation. Utilization levels in our modular building leasing services operations remain stable as strong demand in Germany and Asia-Pacific is offsetting reduced activity levels in other regions. As rising energy costs in Europe are expected to persist, the business is focused on managing capital expenditures, cost improvements and pricing actions. Consistent with our strategy to actively monetize businesses, on October 11, 2022, we reached an agreement to sell our nuclear technology services operations to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners for a total enterprise value of approximately $8 billion including proceeds from the disposition of a non-core asset expected to be received prior to closing the transaction. We expect to generate approximately $1.8 billion from the sale of our 44% interest in the business. The transaction is expected to close in the second half of 2023, subject to certain conditions, including Brookfield Business Partners unitholder approval, regulatory approvals and other customary conditions.
Within our industrials segment, our advanced energy storage operations continued to benefit from increased overall battery volumes, higher selling prices and a favorable mix of higher margin advanced battery sales. The business will continue to implement pricing actions and cost savings initiatives to mitigate the impact of inflationary cost headwinds, including rising energy costs in Europe. Performance at our engineered components manufacturer continues to benefit from strong margin performance supported by pricing actions which largely offset the impact of inflationary cost headwinds and reduced volumes during the quarter. On October 5, 2022, the business acquired TexTrail, a leading distributor of axles and trailer components for $300 million of equity, of which our share was approximately $100 million. The business is focused on integrating TexTrail, as well as identifying opportunities to reduce costs to offset reduced volumes across North America and parts of Europe. The M&A pipeline remains strong, and the business continues to stay active in monitoring opportunities.
Along with our existing operations, we continue to grow our business to enhance our long-term cash flows. We also continue to be committed to taking a long-term view on the regions where Brookfield has an established presence, and we are focusing efforts on accelerating growth initiatives and surfacing value opportunities within our key regions. On August 8, 2022, together with institutional partners, we acquired a 60% economic interest in Magnati, a payment processing services operation in the Middle East. Our share of the equity interest was $68 million. We have also continued to focus on opportunities to grow our existing businesses. In October 2022, our Brazilian fleet management operations completed the acquisition of Unidas, a leading full-service rent-a-car platform in Brazil. We invested approximately $125 million for our 35% share of the equity. The acquisition doubles the size of our existing fleet management platform in Brazil and we believe it provides meaningful opportunities to reduce costs, grow the combined revenues and continue scaling our operation in the region.
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Unaudited Interim Condensed Consolidated Results of Operations
The table below summarizes our results of operations for the three and nine months ended September 30, 2022 and 2021. Further details on our results of operations and our financial performance are presented within the “Segment Analysis” section.

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS, except per unit amounts)	2022	2021	2022	2021
Revenues	$14,739	$12,043	$42,837	$33,107
Direct operating costs	(13,545)	(11,155)	(39,814)	(30,682)
General and administrative expenses	(364)	(247)	(974)	(751)
Interest income (expense), net	(717)	(358)	(1,733)	(1,057)
Equity accounted income (loss), net	38	25	129	61
Impairment reversal (expense), net	(20)	—	58	(201)
Gain (loss) on acquisitions/dispositions, net	11	—	11	1,823
Other income (expense), net	(214)	(20)	(531)	(78)
Income (loss) before income tax	(72)	288	(17)	2,222
Income tax (expense) recovery
Current	(132)	(119)	(286)	(430)
Deferred	160	131	572	246
Net income (loss)	$(44)	$300	$269	$2,038
Attributable to:
Limited partners	$(11)	$46	$52	$277
Non-controlling interests attributable to:
Redemption-exchange units	(11)	41	47	246
Special limited partners	—	—	—	79
BBUC exchangeable shares	(11)	—	39	—
Preferred securities	5	—	5	—
Interest of others in operating subsidiaries	(16)	213	126	1,436
	$(44)	$300	$269	$2,038
Basic and diluted earnings per limited partner unit (1)	$(0.14)	$0.59	$0.69	$3.53
____________________________________
(1)Average number of LP Units outstanding for the three and nine months ended September 30, 2022 were 74.6 million and 75.5 million, respectively (September 30, 2021: 78.3 million and 78.6 million).
Comparison of the three and nine months ended September 30, 2022 and 2021
For the three months ended September 30, 2022, net loss was $44 million, with $33 million of net loss attributable to Unitholders. For the three months ended September 30, 2021, net income was $300 million, with $87 million of net income attributable to Unitholders. Net loss increased primarily due to other expenses driven by mark-to-market revaluation losses in our advanced energy storage operations combined with restructuring costs in our dealer software and technology services operations, our advanced energy storage operations and our offshore oil services operations and transaction costs in our dealer software and technology services operations and our nuclear technology services operations.
For the nine months ended September 30, 2022, net income was $269 million, with $138 million of net income attributable to Unitholders. For the nine months ended September 30, 2021, net income was $2,038 million, with $602 million of net income attributable to Unitholders. Net income in the prior period included a gain on the partial sale of our investment in our graphite electrode operations.
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Revenues
For the three months ended September 30, 2022, revenues increased by $2,696 million to $14,739 million, compared to $12,043 million for the three months ended September 30, 2021. The increase was primarily due to higher revenues earned across all three operating segments. Revenues from our business services segment increased by $952 million, primarily due to contributions from recent acquisitions of our dealer software and technology services operations, our Australian residential mortgage lender and our payment processing operations combined with higher prices and volumes in our road fuels operations. Included in the revenues and direct operating costs at our road fuels operations is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business. Revenues from our infrastructure services segment increased by $905 million primarily due to the acquisitions of our modular building leasing services operations and lottery services operations, combined with contribution from an add-on acquisition in our nuclear technology services operations. Revenues from our industrials segment increased by $839 million primarily due to contributions from our recently acquired engineered components manufacturer and a full quarter of contribution from our solar power solutions, which was acquired on August 31, 2021, supported by increased overall battery volumes at our advanced energy storage operations driven by growing demand for higher margin advanced batteries and easing auto manufacturer production challenges.
For the nine months ended September 30, 2022, revenues increased by $9,730 million to $42,837 million, compared to $33,107 million for the nine months ended September 30, 2021. The increase was primarily due to the same factors described above.
Direct operating costs
For the three months ended September 30, 2022, direct operating costs increased by $2,390 million to $13,545 million, compared to $11,155 million for the three months ended September 30, 2021. The increase was primarily due to contributions from recent acquisitions and higher prices and volumes in our road fuels operations combined with contribution from an add-on acquisition in our nuclear technology services operations. As noted above, included in the revenues and direct operating costs at our road fuels operations is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business.
For the nine months ended September 30, 2022, direct operating costs increased by $9,132 million to $39,814 million, compared to $30,682 million for the nine months ended September 30, 2021. The increase was primarily due to the factors described above.
For the three and nine months ended September 30, 2022, the duty element included in revenues and direct operating costs was approximately $1,866 million and $6,234 million, respectively (September 30, 2021: $2,518 million and $6,790 million).
General and administrative expenses
For the three months ended September 30, 2022, general and administrative (“G&A”) expenses increased by $117 million to $364 million, compared to $247 million for the three months ended September 30, 2021. The increase was primarily due to contributions from our recent acquisitions.
For the nine months ended September 30, 2022, G&A expenses increased by $223 million to $974 million, compared to $751 million for the nine months ended September 30, 2021. The increase was primarily due to the same factor described above.
Interest income (expense), net
For the three months ended September 30, 2022, net interest expense increased by $359 million to $717 million, compared to $358 million for the three months ended September 30, 2021. The increase was primarily due to contributions from our recent acquisitions and increased borrowings in our nuclear technology services operations.
For the nine months ended September 30, 2022, net interest expense increased by $676 million to $1,733 million, compared to $1,057 million for the nine months ended September 30, 2021. The increase was primarily due to the same factors described above.
Gain (loss) on acquisitions/dispositions, net
For the three and nine months ended September 30, 2022, net gain (loss) on acquisitions/dispositions was $11 million. This relates to a gain recognized on the partial sale of our investment in public securities.
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For the nine months ended September 30, 2021 net gain (loss) on acquisitions/dispositions was $1,823 million. Prior period results primarily related to the partial disposition of the investment in our graphite electrode operations.
Other income (expense), net
For the three months ended September 30, 2022, net other expense increased by $194 million to $214 million, compared to net other expense of $20 million for the three months ended September 30, 2021. Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. For the three months ended September 30, 2022, the components of other income (expense), net include $125 million of net revaluation losses, $88 million of business separation expenses, stand-up costs and restructuring charges, $50 million of transaction costs and $49 million of other income. For the three months ended September 30, 2021, the components of other income (expense), net include $69 million of net revaluation gains, $56 million of business separation expenses, stand-up costs and restructuring charges, $16 million of net loss on debt extinguishment/modification and $17 million of other expenses.
For the nine months ended September 30, 2022, net other expense increased by $453 million to $531 million, compared to net other expense of $78 million for the nine months ended September 30, 2021. For the nine months ended September 30, 2022, the components of other income (expense), net include $273 million of net revaluation losses, $154 million of business separation expenses, stand-up costs and restructuring charges, $109 million of transaction costs, $26 million of net gains on the sale of property, plant and equipment and $21 million of other expenses. For the nine months ended September 30, 2021, the components of other income (expense), net include $215 million of net revaluation gains, $130 million of business separation expenses, stand-up costs and restructuring charges, $21 million of transaction costs, $28 million of net loss on debt extinguishment/modification and $114 million of other expenses.
Income tax (expense) recovery
For the three months ended September 30, 2022, current income tax expense increased by $13 million to $132 million, compared to $119 million for the three months ended September 30, 2021. Deferred income tax recovery increased by $29 million to $160 million, compared to $131 million for the three months ended September 30, 2021. The increase in current income tax expense is primarily due to higher taxable income at our advanced energy storage operations. The increase in deferred income tax recovery was primarily due to the recognition of deferred tax assets at our nuclear technology services operations.
For the nine months ended September 30, 2022, current income tax expense decreased by $144 million to $286 million, compared to $430 million for the nine months ended September 30, 2021. Deferred income tax recovery increased by $326 million to $572 million, compared to $246 million for the nine months ended September 30, 2021. The decrease in current income tax expense was primarily due to lower taxable income at our residential mortgage insurer. The increase in deferred income tax recovery was primarily due to the recognition of deferred tax assets in our nuclear technology services operations.
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Summary of Results
Quarterly results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2022			2021				2020
(US$ MILLIONS, except per unit amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$14,739	$14,626	$13,472	$13,480	$12,043	$11,235	$9,829	$10,049
Direct operating costs	(13,545)	(13,674)	(12,595)	(12,469)	(11,155)	(10,549)	(8,978)	(9,104)
General and administrative expenses	(364)	(310)	(300)	(261)	(247)	(253)	(251)	(260)
Interest income (expense), net	(717)	(556)	(460)	(411)	(358)	(351)	(348)	(394)
Equity accounted income (loss), net	38	41	50	(48)	25	7	29	31
Impairment reversal (expense), net	(20)	78	—	(239)	—	—	(201)	(114)
Gain (loss) on acquisitions/dispositions, net	11	—	—	—	—	16	1,807	95
Other income (expense), net	(214)	(218)	(99)	44	(20)	(97)	39	188
Income (loss) before income tax	(72)	(13)	68	96	288	8	1,926	491
Income tax (expense) recovery
Current	(132)	(75)	(79)	(106)	(119)	(118)	(193)	(84)
Deferred	160	382	30	125	131	81	34	(27)
Net income (loss)	$(44)	$294	$19	$115	$300	$(29)	$1,767	$380
Attributable to:
Limited partners	$(11)	$49	$14	$(19)	$46	$(50)	$281	$45
Non-controlling interests attributable to:
Redemption-exchange units	(11)	46	12	(18)	41	(44)	249	40
Special limited partners	—	—	—	78	—	79	—	—
BBUC exchangeable shares	(11)	48	2	—	—	—	—	—
Preferred securities	5	—	—	—	—	—	—	—
Interest of others in operating subsidiaries	(16)	151	(9)	74	213	(14)	1,237	295
	$(44)	$294	$19	$115	$300	$(29)	$1,767	$380
Basic and diluted earnings (loss) per limited partner unit (1)	$(0.14)	$0.65	$0.18	$(0.25)	$0.59	$(0.63)	$3.57	$0.56
____________________________________
(1)Average number of LP Units outstanding for the three and nine months ended September 30, 2022 were 74.6 million and 75.5 million (September 30, 2021: 78.3 million and 78.6 million).
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Revenues and direct operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors, and commodity market volatility. Within our industrials segment, in our advanced energy storage operations, the demand for batteries in the aftermarket is typically higher in the colder seasons, and in our natural gas production operations, the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services segment, in our nuclear technology services operations, the core operating plants services business generates the majority of its revenues during the fall and spring when power plants go offline to perform maintenance and replenish their fuel. Work access services are impacted by seasonality in the industries it services; for example, most refineries tend to close down for turnarounds during the spring and fall. In addition, cold temperatures in the first and fourth fiscal quarters typically limit activity on maintenance and capital projects in cold climates. In our modular building leasing services operations, business activity peaks in the summer months while the fourth fiscal quarter is a seasonal low as deliveries typically reduce in the winter. Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients. Our road fuels operations are impacted by changes in demand for fuel linked to seasonal weather changes and the bi-annual change in the fuel specifications. Mortgage insurance premiums underwritten at our residential mortgage insurer fluctuate based on the general seasonality and macroeconomic conditions affecting the housing market. Net income is impacted by periodic gains and losses on acquisitions, monetizations and impairments.
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Review of Consolidated Financial Position
The following is a summary of the unaudited interim condensed consolidated statements of financial position as at September 30, 2022 and December 31, 2021:

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Assets
Cash and cash equivalents	$3,056	$2,588
Financial assets	12,249	8,550
Accounts and other receivable, net	6,570	5,638
Inventory and other assets	7,469	6,359
Property, plant and equipment	14,525	15,325
Deferred income tax assets	1,233	888
Intangible assets	23,371	14,806
Equity accounted investments	2,052	1,480
Goodwill	14,431	8,585
	$84,956	$64,219
Liabilities and Equity
Liabilities
Accounts payable and other	$20,554	$19,636
Corporate borrowings	2,100	1,619
Non-recourse borrowings in subsidiaries of the partnership	42,558	27,457
Deferred income tax liabilities	3,612	2,507
	$68,824	$51,219
Equity
Limited partners	$1,334	$2,252
Non-controlling interests attributable to:
Redemption-exchange units	1,249	2,011
Special limited partners	—	—
BBUC exchangeable shares	1,305	—
Preferred securities	765	15
Interest of others in operating subsidiaries	11,479	8,722
	16,132	13,000
Total Liabilities and Equity	$84,956	$64,219
Financial assets
Financial assets increased by $3,699 million to $12,249 million as at September 30, 2022, compared to $8,550 million as at December 31, 2021. The balance comprised marketable securities, loans and notes receivable, derivative contracts, restricted cash, and other financial assets. The increase was primarily due to the acquisition of our Australian residential mortgage lender, partially offset by fair value movements on financial assets at our residential mortgage insurer.
The following table presents financial assets by segment as at September 30, 2022 and December 31, 2021:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
September 30, 2022	$10,603	$623	$1,022	$1	$12,249
December 31, 2021	$7,088	$357	$1,103	$2	$8,550
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Accounts receivable, net
Accounts receivable, net increased by $932 million to $6,570 million as at September 30, 2022, compared to $5,638 million as at December 31, 2021. The increase was primarily due to recent acquisitions, combined with higher prices and volumes in our road fuels operations. The increase was partially offset by lower accounts receivable in our construction operations.
Inventory and other assets
Inventory and other assets increased by $1,110 million to $7,469 million as at September 30, 2022, compared to $6,359 million as at December 31, 2021. The increase in inventory was primarily due to recent acquisitions, combined with higher inventory on hand in our solar power solutions. Other assets increased due to the reclassification of non-core assets to assets held for sale in our nuclear technology services operations.
Property, plant & equipment and intangible assets
PP&E decreased by $800 million to $14,525 million as at September 30, 2022, compared to $15,325 million as at December 31, 2021. Acquisitions during the year contributed $542 million to PP&E, which was more than offset by the impact of foreign exchange movements and regular depreciation and amortization of PP&E. As at September 30, 2022, PP&E included $1,371 million of right-of-use assets (December 31, 2021: $1,551 million).
Intangible assets increased by $8,565 million to $23,371 million as at September 30, 2022, compared to $14,806 million as at December 31, 2021 driven by acquisitions during the year that contributed $10,227 million. This was partially offset by the impact of foreign exchange movements that decreased intangibles assets by $809 million, and regular amortization expense.
Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Within our business services segment, capital expenditures were primarily related to terminal expansions at our road fuels operations, maintenance and improvements on hospital facilities and new hospital equipment at our healthcare services operations and maintenance and expansion of the fleet at our fleet management services operations. Within our infrastructure services segment, capital expenditures were primarily related to equipment refurbishment, tooling and new fuel design at our nuclear technology services operations, vessel dry-docking costs and additions at our offshore oil services operations, and fleet investment at our modular building leasing services operations. Finally, within our industrials segment, capital expenditures were primarily related to expansions and equipment replacement at our advanced energy storage operations. We also include additions to intangible assets in our water and wastewater operations within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the nine months ended September 30, 2022 were $526 million and $585 million, respectively.
Equity accounted investments
Equity accounted investments increased by $572 million to $2,052 million as at September 30, 2022, compared to $1,480 million as at December 31, 2021. The increase was primarily due to the acquisition of our roofing products manufacturer in addition to equity accounted investments acquired as a part of the acquisition of our lottery services operations and our dealer software and technology services operations.
Goodwill
Goodwill increased by $5,846 million to $14,431 million as at September 30, 2022, compared to $8,585 million as at December 31, 2021. The increase was primarily due to recent acquisitions, partially offset by the impact of foreign exchange movements.
Accounts payable and other
Accounts payable and other increased by $918 million to $20,554 million as at September 30, 2022, compared to $19,636 million as at December 31, 2021. The increase was primarily due to recent acquisitions, partially offset by the impact of foreign exchange movements in our healthcare services and modular building leasing services operations, combined with lower accounts payable at our construction operations.
Corporate and non-recourse borrowings
Borrowings are discussed in the “Liquidity and Capital Resources” section of this MD&A.
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Deferred income tax liabilities
Deferred income tax liabilities increased by $1,105 million to $3,612 million as at September 30, 2022, compared to $2,507 million as at December 31, 2021. The increase was primarily due to the recognition of deferred tax liabilities associated with recent acquisitions.
Equity attributable to Unitholders
As at September 30, 2022, our capital structure comprised two classes of partnership units: LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B., “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement” in our 2021 Annual Report.
The Holding LP’s capital structure comprised three classes of partnership units: managing general partner units held by our company, Special LP Units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the Special LP Units of Holding LP, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the LP Unit price over an initial threshold. See Item 10.B., “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement” in our 2021 Annual Report. In order to account for the dilutive effect of the special distribution which occurred on March 15, 2022, the incentive distribution threshold has been reduced by one-third, commensurate with the distribution ratio of one (1) BBUC exchangeable share for every two (2) LP Units. Accordingly, the resulting incentive distribution threshold is $31.53 per LP Unit following the completion of the special distribution.
During the third quarter of 2022, the volume weighted average price, adjusted for the dilutive effect of the special distribution, was $21.71 per LP Unit, which was below the incentive distribution threshold of $31.53 per LP Unit, resulting in an incentive distribution of $nil for the quarter.
BBUC’s capital structure comprised BBUC exchangeable shares held by Brookfield and public shareholders. Each BBUC exchangeable share has been structured with the intention of providing an economic return equivalent to one LP Unit, and BBUC targets to pay identical dividends on a per share basis to the distributions paid on each LP Unit. Each BBUC exchangeable share is exchangeable, at the BBUC shareholder’s option, for one LP Unit (subject to adjustment to reflect certain capital events) or its cash equivalent.
During the nine months ended September 30, 2022, a total of 2,525,490 LP Units were repurchased (September 30, 2021: 1,186,919 LP Units).
On August 12, 2022, the Toronto Stock Exchange (“TSX”) accepted a notice filed by the partnership of its intention to renew a normal course issuer bid (“NCIB”) for its LP Units. Under the NCIB, the partnership is authorized to repurchase up to 5% of its issued and outstanding LP Units as at August 12, 2022, or 3,730,593 LP Units, including up to 17,678 LP Units on the TSX during any trading day.
As at September 30, 2022 and December 31, 2021, the total number of Units outstanding were as follows:

UNITS	September 30, 2022	December 31, 2021
GP Units	4	4
LP Units	74,612,502	77,085,493
Non-controlling interests:
Redemption-Exchange Units	69,705,497	69,705,497
BBUC exchangeable shares	72,955,586	—
Special LP Units	4	4
Segment Analysis
Our operations are organized into four operating segments which are regularly reviewed by the Chief Operating Decision Maker (“CODM”) for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are adjusted earnings from operations (“Adjusted EFO”) and Adjusted EBITDA.
Adjusted EFO is our segment measure of profit or loss reported in accordance with IFRS 8, Operating segments. The CODM uses Adjusted EFO to assess performance and make resource allocation decisions. Adjusted EFO is used by the CODM to evaluate our segments on the basis of return on invested capital generated by the underlying operations and is used by the CODM to evaluate the performance of our segments on a levered basis.
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Adjusted EFO is calculated as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment reversals or expenses and other income or expense items that are not directly related to revenue generating activities. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our IFRS consolidated statements of operating results. In order to provide additional insight regarding our operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations.
Adjusted EBITDA, a non-IFRS measure of operating performance, provides a comprehensive understanding of the ability of the partnership’s businesses to generate recurring earnings and assists our CODM in understanding and evaluating the core underlying financial performance of our businesses. For further information on Adjusted EBITDA, see the “Reconciliation of Non-IFRS Measures” section of this MD&A.
The following table presents net income (loss), net income (loss) attributable to Unitholders and Adjusted EBITDA for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2022	2021	2022	2021
Net income (loss)	$(44)	$300	$269	$2,038

Net income (loss) attributable to Limited Partners	$(11)	$46	$52	$277
Net income (loss) attributable to Redemption-exchange units held by Brookfield Asset Management	(11)	41	47	246
Net income (loss) attributable to special limited partners	—	—	—	79
Net income (loss) attributable to BBUC exchangeable shares	(11)	—	39	—
Net income (loss) attributable to Unitholders	$(33)	$87	$138	$602

Adjusted EBITDA	$627	$443	$1,676	$1,211
The following table presents Adjusted EFO per segment for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2022	2021	2022	2021
Business services	$152	$109	$383	$272
Infrastructure services	102	91	365	236
Industrials	131	101	354	738
Corporate and other	(46)	(25)	(111)	(69)
Comparison of the three and nine months ended September 30, 2022 and 2021
Net loss attributable to Unitholders for the three months ended September 30, 2022 was $33 million, representing a decrease of $120 million compared to a net income attributable to Unitholders of $87 million for the three months ended September 30, 2021.
Net income attributable to Unitholders for the nine months ended September 30, 2022 was $138 million, representing a decrease of $464 million compared to a net income attributable to Unitholders of $602 million for the nine months ended September 30, 2021. Net income in the prior period included a gain recognized on the partial sale of our investment in our graphite electrode operations.
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Adjusted EBITDA for the three months ended September 30, 2022 was $627 million, representing an increase of $184 million compared to $443 million for the three months ended September 30, 2021 due to increased contribution across all three operating segments.
Adjusted EBITDA for the nine months ended September 30, 2022 was $1,676 million, representing an increase of $465 million compared to $1,211 million for the nine months ended September 30, 2021 due to increased contribution across all three operating segments.
Business services
The following table presents Adjusted EFO and Adjusted EBITDA for our business services segment for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2022	2021	2022	2021
Adjusted EFO	$152	$109	$383	$272

Adjusted EBITDA	$229	$163	$509	$412
The following table presents equity attributable to Unitholders for our business services segment as at September 30, 2022 and December 31, 2021:

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Total assets	$35,798	$20,376
Total liabilities	27,459	14,275

Interests of others in operating subsidiaries	5,446	3,436
Equity attributable to Unitholders	2,893	2,665
Total equity	$8,339	$6,101
Comparison of the three and nine months ended September 30, 2022 and 2021
Adjusted EFO in our business services segment for the three months ended September 30, 2022 was $152 million, representing an increase of $43 million compared to $109 million for the three months ended September 30, 2021. The increase in Adjusted EFO was primarily due to the factors described below and lower current income tax expense at our residential mortgage insurer, partially offset by higher interest expense related to the acquisition of our dealer software and technology services operations acquired during the quarter.
Adjusted EFO for the nine months ended September 30, 2022 was $383 million, representing an increase of $111 million compared to $272 million for the nine months ended September 30, 2021.
Adjusted EBITDA in our business services segment for the three months ended September 30, 2022 was $229 million, representing an increase of $66 million compared to $163 million for the three months ended September 30, 2021. The increase in Adjusted EBITDA was primarily due to contributions from our recently acquired dealer software and technology services operations, Australian residential mortgage lender operations, and payment processing service operations.
Our dealer software and technology services operations, which we acquired in July 2022, contributed $49 million of Adjusted EBITDA for the three months ended September 30, 2022. Performance benefited from growth of dealer sites and increased penetration of add-on subscription service offerings. Our healthcare services operations contributed $16 million to Adjusted EBITDA for the three months ended September 30, 2022 compared to $17 million for the three months ended September 30, 2021. Results during the quarter were impacted by reduced activity levels within our hospitals and overall higher operating costs in the current environment. Our residential mortgage insurer contributed $69 million to Adjusted EBITDA for the three months ended September 30, 2022 compared to $81 million for the three months ended September 30, 2021. Performance benefited from strong levels of premiums earned, offset by claims expense trending toward more normal levels compared to the prior period. New insurance premiums written declined as expected given the impact of higher mortgage rates in Canada.
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Adjusted EBITDA for the nine months ended September 30, 2022 was $509 million, representing an increase of $97 million compared to $412 million for the nine months ended September 30, 2021. The increase was primarily due to the factors described above.
Infrastructure services
The following table presents Adjusted EFO and Adjusted EBITDA for our infrastructure services segment for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2022	2021	2022	2021
Adjusted EFO	$102	$91	$365	$236

Adjusted EBITDA	$205	$140	$618	$401
The following table presents equity attributable to Unitholders for our infrastructure services segment as at September 30, 2022 and December 31, 2021:

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Total assets	$22,151	$16,380
Total liabilities	18,121	13,998

Interests of others in operating subsidiaries	2,507	1,297
Equity attributable to Unitholders	1,523	1,085
Total equity	$4,030	$2,382
Comparison of the three and nine months ended September 30, 2022 and 2021
Adjusted EFO in our infrastructure services segment for the three months ended September 30, 2022 was $102 million, representing an increase of $11 million compared to $91 million for the three months ended September 30, 2021. The increase was primarily a result of the factors described below, partially offset by higher interest expense driven by the acquisition of our modular building leasing services and our lottery services operations.
Adjusted EFO for the nine months ended September 30, 2022 was $365 million, representing an increase of $129 million compared to $236 million for the nine months ended September 30, 2021.
Adjusted EBITDA in our infrastructure services segment for the three months ended September 30, 2022 was $205 million, representing an increase of $65 million compared to $140 million for the three months ended September 30, 2021. The increase in Adjusted EBITDA was primarily due to contributions from our recently acquired modular building leasing services and lottery services operations.
Our nuclear technology services operations contributed $63 million to Adjusted EBITDA for the three months ended September 30, 2022 compared to $56 million for the three months ended September 30, 2021. The business performed well, in line with expected seasonality of outages at its customer sites. Our offshore oil services operation contributed $41 million to Adjusted EBITDA for the three months ended September 30, 2022 compared to $65 million for the three months ended September 30, 2021. Performance during the quarter included lower contribution from FPSO operations, partially offset by increased contribution from shuttle tanker operations. Our work access services operations contributed $25 million to Adjusted EBITDA for the three months ended September 30, 2022 compared to $19 million for the three months ended September 30, 2021. Results in the quarter benefited from increased activity and prices. Adjusted EBITDA included contributions from our modular building leasing services operations and our lottery services operations, which we acquired in December 2021 and April 2022, respectively. Continued stable demand at our lottery services operation was partially offset by the impact of cost inflation and supply chain challenges. Performance at our modular building leasing services operations benefited from pricing actions, increased penetration of higher margin value-added products and services and strong utilization levels of units on rent in Germany and Asia-Pacific which offset softness in other regions.
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Adjusted EBITDA for the nine months ended September 30, 2022 was $618 million, representing an increase of $217 million compared to $401 million for the nine months ended September 30, 2021 primarily due to the same factors described above.
Industrials
The following table presents Adjusted EFO and Adjusted EBITDA for our industrials segment for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2022	2021	2022	2021
Adjusted EFO	$131	$101	$354	$738

Adjusted EBITDA	$228	$171	$649	$488
The following table presents equity attributable to Unitholders for our industrials segment as at September 30, 2022 and December 31, 2021:

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Total assets	$26,646	$27,315
Total liabilities	21,012	21,271

Interests of others in operating subsidiaries	3,526	3,989
Equity attributable to Unitholders	2,108	2,055
Total equity	$5,634	$6,044
Comparison of the three and nine months ended September 30, 2022 and 2021
Adjusted EFO in our industrials segment for the three months ended September 30, 2022 was $131 million, representing an increase of $30 million compared to $101 million for the three months ended September 30, 2021. The increase in Adjusted EFO was primarily a result of the factors described below and an $11 million after-tax net gain recognized on the partial sale of our investment in public securities. The increase was partially offset by higher interest expense, driven by the acquisition of our engineered components manufacturer, and a higher current income tax expense resulting from higher taxable earnings in the quarter.
Adjusted EFO for the nine months ended September 30, 2022 was $354 million, representing a decrease of $384 million compared to $738 million for the nine months ended September 30, 2021. The decrease in Adjusted EFO was primarily due to a gain recognized in the prior period on the sale of common shares of our graphite electrode operations and a gain recognized on the sale of public securities.
Adjusted EBITDA in our industrials segment for the three months ended September 30, 2022 was $228 million, representing an increase of $57 million compared to $171 million for the three months ended September 30, 2021.
Our engineered components manufacturer, which we acquired in October 2021, contributed $32 million to Adjusted EBITDA for the three months ended September 30, 2022. Results reflected strong margin performance supported by pricing actions, largely offset by the impact of inflationary cost headwinds and reduced volumes during the quarter. Our advanced energy storage operations contributed $122 million to Adjusted EBITDA for the three months ended September 30, 2022 compared to $120 million for the three months ended September 30, 2021. Results reflected the impact of increased overall battery volumes driven by growing demand of higher margin advanced batteries and easing auto manufacturer production challenges. Continued pricing actions partially offset the impact of higher labor, input and transportation costs in the business during the quarter.
Adjusted EBITDA for the nine months ended September 30, 2022 was $649 million, representing an increase of $161 million compared to $488 million for the nine months ended September 30, 2021.
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Corporate and other
The following table presents Adjusted EFO and Adjusted EBITDA for our corporate and other segment for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2022	2021	2022	2021
Adjusted EFO	$(46)	$(25)	$(111)	$(69)

Adjusted EBITDA	$(35)	$(31)	$(100)	$(90)
The following table presents equity attributable to Unitholders for our corporate and other segment as at September 30, 2022 and December 31, 2021:

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Total assets	$361	$148
Total liabilities	2,232	1,675

Equity attributable to preferred securities	765	15
Equity attributable to Unitholders	(2,636)	(1,542)
Total equity	$(1,871)	$(1,527)
Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our total capitalization, plus debt with recourse, net of cash held by corporate entities. The management fees for the three and nine months ended September 30, 2022 were $23 million and $70 million compared to $24 million and $65 million for the three and nine months ended September 30, 2021.
Adjusted EFO in our corporate and other segment included a current income tax recovery of $16 million for the three months ended September 30, 2022, primarily related to corporate expenses.
Reconciliation of Non-IFRS Measures
Adjusted EBITDA
To measure our performance, amongst other measures, we focus on Adjusted EBITDA. Adjusted EBITDA was formerly referred to as Company EBITDA. The methodology for calculating Adjusted EBITDA is unchanged from how Company EBITDA was previously calculated. Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income (expense), net, and preferred equity distributions. Adjusted EBITDA excludes other income (expense), net as reported in our IFRS consolidated statements of operating results, because this includes amounts that are not related to revenue earning activities, and are not normal, recurring operating income or expenses necessary for business operations. Other income (expense), net includes revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or loss on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, non-recurring and one-time provisions that may occur from time to time at one of the partnership’s operations that are not reflective of normal operations, and other items. Our economic ownership interest in consolidated subsidiaries and equity accounted investments excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our IFRS consolidated statements of operating results. Due to the size and diversification of our operations, including economic ownership interests that vary, Adjusted EBITDA is critical in assessing the overall operating performance of our business. When viewed with our IFRS results, we believe Adjusted EBITDA is useful to investors because it provides a comprehensive understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations and excludes items we believe do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Our presentation of Adjusted EBITDA also gives investors comparability of our ongoing performance across periods.
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Adjusted EBITDA has limitations as an analytical tool as it does not include interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment reversals or expenses and other income (expense), net. Because of these limitations, Adjusted EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Adjusted EBITDA is a key measure that we use to evaluate the performance of our operations.
Adjusted EBITDA Reconciliation
The following tables reconcile Adjusted EBITDA to net income (loss) for the three and nine months ended September 30, 2022:

	Three Months Ended September 30, 2022
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Net income (loss)	$168	$(179)	$12	$(45)	$(44)

Add or subtract the following:
Depreciation and amortization expense	225	370	325	—	920
Impairment reversal (expense), net	20	—	—	—	20
Gain (loss) on acquisitions/dispositions, net	—	—	(11)	—	(11)
Other income (expense), net (1)	49	67	94	4	214
Income tax (expense) recovery	45	(21)	(36)	(16)	(28)
Equity accounted income (loss)	(11)	(9)	(18)	—	(38)
Interest income (expense), net	185	220	290	22	717
Equity accounted Adjusted EBITDA (2)	13	37	23	—	73
Amounts attributable to non-controlling interests (3)	(465)	(280)	(451)	—	(1,196)
Adjusted EBITDA	$229	$205	$228	$(35)	$627
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $125 million of net revaluation losses, $88 million of business separation expenses, stand-up costs and restructuring charges, $50 million of transaction costs and $49 million of other income.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
23

	Nine Months Ended September 30, 2022
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Net income (loss)	$313	$10	$63	$(117)	$269

Add or subtract the following:
Depreciation and amortization expense	457	961	990	—	2,408
Impairment reversal (expense), net	23	125	(206)	—	(58)
Gain (loss) on acquisitions/dispositions, net	—	—	(11)	—	(11)
Other income (expense), net (1)	110	161	249	11	531
Income tax (expense) recovery	95	(425)	89	(45)	(286)
Equity accounted income (loss)	(26)	(39)	(64)	—	(129)
Interest income (expense), net	326	541	815	51	1,733
Equity accounted Adjusted EBITDA (2)	37	102	69	—	208
Amounts attributable to non-controlling interests (3)	(826)	(818)	(1,345)	—	(2,989)
Adjusted EBITDA	$509	$618	$649	$(100)	$1,676
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $273 million of net revaluation losses, $154 million of business separation expenses, stand-up costs and restructuring charges, $109 million of transaction costs, $26 million of net gains on the sale of property, plant and equipment and $21 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
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The following tables reconcile Adjusted EBITDA to net income (loss) for the three and nine months ended September 30, 2021:

	Three Months Ended September 30, 2021
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Net income (loss)	$182	$(19)	$165	$(28)	$300

Add back or deduct the following:
Depreciation and amortization expense	120	171	265	—	556
Other income (expense), net (1)	8	18	(9)	3	20
Income tax (expense) recovery	66	5	(73)	(10)	(12)
Equity accounted income (loss)	(6)	—	(19)	—	(25)
Interest income (expense), net	64	83	207	4	358
Equity accounted Adjusted EBITDA (2)	11	28	20	—	59
Amounts attributable to non-controlling interests (3)	(282)	(146)	(385)	—	(813)
Adjusted EBITDA	$163	$140	$171	$(31)	$443
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $69 million of net revaluation gains, $56 million of business separation expenses, stand-up costs and restructuring charges, $16 million of net loss on debt extinguishment/modification and $17 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
25

	Nine Months Ended September 30, 2021
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Net income (loss)	$415	$(85)	$1,781	$(73)	$2,038

Add back or deduct the following:
Depreciation and amortization expense	344	519	788	—	1,651
Impairment reversal (expense), net	(13)	—	214	—	201
Gain (loss) on acquisitions/dispositions, net	—	—	(1,823)	—	(1,823)
Other income (expense), net (1)	43	27	4	4	78
Income tax (expense) recovery	158	18	40	(32)	184
Equity accounted income (loss)	(4)	(6)	(51)	—	(61)
Interest income (expense), net	176	250	620	11	1,057
Equity accounted Adjusted EBITDA (2)	19	88	60	—	167
Amounts attributable to non-controlling interests (3)	(726)	(410)	(1,145)	—	(2,281)
Adjusted EBITDA	$412	$401	$488	$(90)	$1,211
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $215 million of net revaluation gains, $130 million of business separation expenses, stand-up costs and restructuring charges, $21 million of transaction costs, $28 million of net loss on debt extinguishment/modification and $114 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
Discussion of Reconciling Items
Comparison of the three and nine months ended September 30, 2022 and 2021
Depreciation and amortization, or “D&A”, expense includes depreciation of property, plant and equipment, or “PP&E”, the amortization of intangible assets, and depletion related to our energy assets. The highest contributions to D&A expense are from our infrastructure services and industrials segments. The D&A expense in our infrastructure services segment is mainly attributed to the amortization of intangibles and depreciation at our nuclear technology services operations, our modular building leasing services operations, our lottery services operations and the depreciation of vessels and equipment at our offshore oil services operations. The D&A expense in our industrials segment is primarily depreciation and amortization on PP&E assets and intangibles at our advanced energy storage operations and our engineered components manufacturer operations. D&A is generally consistent period-over-period with large changes typically attributable to the addition or disposal of depreciable assets and the impact of changes in foreign exchange rates.
Depreciation and amortization expense increased by $364 million to $920 million for the three months ended September 30, 2022 compared to $556 million for the three months ended September 30, 2021. The increase in D&A expense was primarily due to the amortization of intangible assets recognized on the acquisitions of our dealer software and technology services operations, our modular building leasing operations, our lottery services operations and our engineered components manufacturer. Depreciation and amortization expense increased by $757 million to $2,408 million for the nine months ended September 30, 2022 compared to $1,651 million for the nine months ended September 30, 2021.
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Income tax (expense) recovery, net increased by $16 million to an income tax recovery of $28 million for the three months ended September 30, 2022 compared to an income tax recovery of $12 million for the three months ended September 30, 2021. The increase in income tax recovery was primarily due to the recognition of deferred tax assets at our nuclear technology services operations. The increase was partially offset by increased tax expense at our advanced energy storage operations due to higher taxable income. Income tax (expense) recovery, net increased by $470 million to income tax recovery of $286 million for the nine months ended September 30, 2022 compared to income tax expense of $184 million for the nine months ended September 30, 2021. The increase in income tax (expense) recovery, net was primarily due to the recognition of deferred tax assets at our nuclear technology services operations and lower taxable income at our residential mortgage insurer.
Equity accounted income increased by $13 million to $38 million for the three months ended September 30, 2022 compared to $25 million for the three months ended September 30, 2021. The increase was primarily due to contributions from equity accounted investments within our recently acquired lottery services operations and our dealer software and technology services operations, combined with higher contributions from our work access services operations. Equity accounted income increased by $68 million to $129 million for the nine months ended September 30, 2022 compared to $61 million for the nine months ended September 30, 2021.
Interest expense increased by $359 million to $717 million for the three months ended September 30, 2022 compared to $358 million for the three months ended September 30, 2021. The increase was primarily due to contributions from our recent acquisitions and increased borrowings at our nuclear technology services operations. Interest expense increased by $676 million to $1,733 million for the nine months ended September 30, 2022 compared to $1,057 million for the nine months ended September 30, 2021.
Equity accounted Adjusted EBITDA increased by $14 million to $73 million for the three months ended September 30, 2022 compared to $59 million for the three months ended September 30, 2021. The increase in equity accounted Adjusted EBITDA was primarily due to contributions from equity accounted investments within our recently acquired lottery services operations and our dealer software and technology services operations, combined with contributions from our work access services operations. Equity accounted Adjusted EBITDA increased by $41 million to $208 million for the nine months ended September 30, 2022 compared to $167 million for the nine months ended September 30, 2021.
Amounts attributable to non-controlling interests increased by $383 million to $1,196 million for the three months ended September 30, 2022 compared to $813 million for the three months ended September 30, 2021. The increase in amounts attributable to non-controlling interests is primarily due to contributions from our recent acquisitions. Amounts attributable to non-controlling interests increased by $708 million to $2,989 million for the nine months ended September 30, 2022 compared to $2,281 million for the nine months ended September 30, 2021.
The following table reconciles equity attributable to LP Units, GP Units, Redemption-Exchange Units, BBUC exchangeable shares and Special LP Units to equity attributable to Unitholders for the periods indicated:

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Limited partners	$1,334	$2,252
General partner	—	—
Non-controlling interests attributable to:
Redemption-Exchange Units	1,249	2,011
Special LP Units	—	—
BBUC exchangeable shares	1,305	—
Equity attributable to Unitholders	$3,888	$4,263
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The following table presents equity attributable to Unitholders by segment as at September 30, 2022 and December 31, 2021. This is determined based on the partnership’s economic ownership interest in the equity within each portfolio company. The partnership’s economic ownership interest in the equity within each portfolio company excludes amounts attributable to non-controlling interests consistent with how the partnership determines the carrying value of equity in its consolidated statements of financial position. Equity attributable to Unitholders reconciles to limited partners, redemption-exchange units, special limited partners and BBUC exchangeable shares in the consolidated statements of financial position.

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
September 30, 2022	$2,893	$1,523	$2,108	$(2,636)	$3,888
December 31, 2021	$2,665	$1,085	$2,055	$(1,542)	$4,263
Liquidity and Capital Resources
Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements and to fund debt service payments, recurring expenses, required capital expenditures, and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield led consortium arrangements with institutional partners or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Overall, our liquidity profile is strong, positioning us and our businesses well to take advantage of accretive investment opportunities.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flows from operations, monetizations of businesses, and access to public and private capital markets.
The following table presents non-recourse borrowings in subsidiaries of the partnership by segment as at September 30, 2022 and December 31, 2021:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
September 30, 2022	$15,106	$13,231	$14,221	$42,558
December 31, 2021	$3,872	$9,099	$14,486	$27,457
As at September 30, 2022, the partnership had non-recourse borrowings in subsidiaries of $42,558 million compared to $27,457 million as at December 31, 2021. Non-recourse borrowings in subsidiaries of the partnership comprised the following:

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Term loans	$23,719	$15,253
Notes and debentures	10,690	9,770
Credit facilities (1)	5,325	1,832
Securitization program (2)	2,269	—
Project financing	555	602
Total non-recourse borrowings in subsidiaries of the partnership	$42,558	$27,457
____________________________________
(1)Includes borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
(2)Our securitization program is related to the securitization of residential mortgages at our Australian residential mortgage lender.
The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements of the partnership’s operating businesses totaled $42,558 million as at September 30, 2022, compared to $27,457 million as at December 31, 2021. The increase of $15,101 million was primarily attributable to debt issued during the quarter associated with the funding of our acquisition of lottery services operations and dealer software and technology services operations, combined with higher borrowings in our nuclear technology services operations. The increase was partially offset by debt repayments and the impact of foreign exchange movements in advanced energy storage operations.
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We principally finance our assets at the operating company level with debt that is non-recourse to both the partnership and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt has varying maturities ranging from on demand to 59 years. The weighted average maturity at September 30, 2022 was 4.5 years and the weighted average interest rate on debt outstanding was 6.3%. Approximately 40% of our non-recourse borrowings are either fixed or hedged. As at September 30, 2022, we have $44,658 million in borrowings with an additional capacity of $6,910 million in undrawn credit facilities at the corporate and subsidiary level.
The use of the credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants. All of the partnership’s operations are currently in compliance with all material covenant requirements and the partnership continues to work with its businesses to monitor performance against such covenant requirements.
In August 2022, our offshore oil services operations voluntarily entered Chapter 11 reorganization proceedings with the objective of executing a comprehensive financial restructuring to reduce debt and strengthen its financial position. The business is planning to emerge from the Chapter 11 process with a significantly deleveraged balance sheet.
The partnership has bilateral credit facilities backed by large global banks that continue to be highly supportive of our business. The credit facilities are available in euros, sterling, Australian, U.S., and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CDOR, BBSY, or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require us to maintain a minimum tangible net worth and deconsolidated debt-to-capitalization ratio at the corporate level. The total capacity on the bilateral credit facilities is $2,300 million with a maturity date of June 29, 2027, and the partnership had $200 million available as at September 30, 2022.
The partnership also has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $1 billion. The credit facility is guaranteed by the partnership, Holding LP, the Holding Entities and certain of our subsidiaries. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires us to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). The facility automatically renews for consecutive one-year periods until June 26, 2026. The total available amount on the credit facility will decrease to $500 million on April 27, 2023. As at September 30, 2022, the revolving acquisition credit facility remains undrawn.
The partnership also has Deposit Agreements with Brookfield whereby it may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with the partnership. The deposit balance is due on demand and bears interest at LIBOR plus 1.50%. As at September 30, 2022, the amount of the deposit from Brookfield was $nil (December 31, 2021: $nil on deposit from Brookfield).
The partnership has an agreement with Brookfield to subscribe for up to $1.5 billion of 6% perpetual preferred equity securities, whereby proceeds are available for us to draw upon for future growth opportunities as they arise. Brookfield has the right to cause our partnership to redeem the preferred securities at par to the extent of any asset sales, financings or equity issuances. Brookfield has the right to waive its redemption option. As at September 30, 2022, Brookfield has subscribed for an aggregate of $750 million of perpetual preferred equity securities. For the three months ended September 30, 2022, distributions of $5 million have been declared on the perpetual preferred equity securities.
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The table below outlines the partnership’s consolidated net debt-to-capitalization as at September 30, 2022 and December 31, 2021:

(US$ MILLIONS, except as noted)	September 30, 2022	December 31, 2021
Corporate borrowings	$2,100	$1,619
Non-recourse borrowings in subsidiaries of the partnership	42,558	27,457
Cash and cash equivalents	(3,056)	(2,588)
Net debt	$41,602	$26,488
Total equity	16,132	13,000
Total capital and net debt	$57,734	$39,488
Net debt-to-capitalization ratio	72%	67%
The partnership’s general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On November 3, 2022, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit payable on December 30, 2022 to Unitholders of record as at the close of business on November 30, 2022.
During the third quarter of 2022, the volume-weighted average price was $21.71 per LP Unit, which was below the current incentive distribution threshold of $31.53 per LP Unit, resulting in an incentive distribution of $nil for the quarter.
Cash Flow
We believe that we have sufficient liquidity and access to capital resources and will continue to use our available liquidity and capital resources to fund our operations and to finance anticipated acquisitions and other material cash requirements. Our future capital resources include cash flow from operations, borrowings, proceeds from asset monetizations and proceeds from potential future equity issuances, if any.
As at September 30, 2022, we had cash and cash equivalents of $3,056 million, compared to $2,588 million as at December 31, 2021. The net cash flows for the nine months ended September 30, 2022 and September 30, 2021 were as follows:

	Nine Months Ended September 30,
(US$ MILLIONS)	2022	2021
Cash flows provided by (used in) operating activities	$951	$1,450
Cash flows provided by (used in) investing activities	(16,711)	(569)
Cash flows provided by (used in) financing activities	16,377	(1,233)
Impact of foreign exchange on cash	(149)	(20)
Change in cash and cash equivalents	$468	$(372)
Cash flow provided by (used in) operating activities
Total cash flow provided by operating activities for the nine months ended September 30, 2022 was $951 million compared to cash provided of $1,450 million for the nine months ended September 30, 2021. The decrease was primarily the result of changes in non-cash working capital due to timing of receivables at our road fuels operations and higher inventory purchases at our solar power solutions provider in anticipation of growing demand. Net of non-cash working capital changes, the cash flow provided by operating activities increased $664 million to $2,555 million for the nine months ended September 30, 2022 compared to $1,891 million for the nine months ended September 30, 2021, primarily due to cash generated by our advanced energy storage operations, our residential mortgage insurer, our nuclear technology services operations and from our recent acquisitions.
Cash flow provided by (used in) investing activities
Total cash flow used in investing activities was $16,711 million for the nine months ended September 30, 2022, compared to cash used of $569 million for the nine months ended September 30, 2021. Cash flows used in investing activities were primarily related to the acquisitions of our lottery services operations in April 2022, our Australian residential mortgage lender in May 2022, our dealer software and technology services operations in July 2022, and our payment processing services operations in August 2022. Other contributing factors include the acquisition of property, plant, and equipment and intangible assets primarily within our industrials and infrastructure services segments.
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Cash flow provided by (used in) financing activities
Total cash flow provided by financing activities was $16,377 million for the nine months ended September 30, 2022, compared to cash used of $1,233 million for the nine months ended September 30, 2021. During the nine months ended September 30, 2022, financing activities included net proceeds from borrowings of $13,039 million, which comprised primarily borrowings received to fund the acquisitions of our lottery services operations and our dealer software and technology services operations. Other contributing factors included an increase in net borrowings at our nuclear technology services operations to complete an add-on acquisition and at our Australian residential mortgage lender to acquire financial assets. Capital provided by others who have interests in operating subsidiaries was $5,211 million for the nine months ended September 30, 2022, which primarily related to capital contributions to fund the acquisitions of our lottery services operations, our Australian residential mortgage lender, our dealer software and technology services operations and our payment processing services operations. This was partially offset by distributions to others who have interests in operating subsidiaries of $2,329 million for the nine months ended September 30, 2022, primarily as a result of the dividend distribution received from a non-recourse financing related to the investment in our nuclear technology services operations and distributions of proceeds from investment syndications to institutional partners.
Off-Balance Sheet Arrangements
In the normal course of operations, our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at September 30, 2022, the total outstanding amount was approximately $2.3 billion. If these letters of credit or bonds are drawn upon, our operating subsidiaries will be obligated to reimburse the issuer of the letters of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the financial statements and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the financial statements.
Our construction operations and other operations may be called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to certain construction projects in the Middle East region that have been in place for several years. Under these indemnity agreements, Brookfield has agreed to indemnify us or refund us, as appropriate, for the receipt of payments relating to such projects.
From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. In our construction operations, this may include litigation and claims from clients or subcontractors, in addition to our associated counterclaims. On an ongoing basis, we assess the potential impact of these events. We have determined that the potential loss amount of these claims cannot be measured and is not probable at this time.
Financial instruments - foreign currency hedging strategy
To the extent that we believe it is economical to do so, our strategy is to hedge all or a portion of our equity investments and/or cash flows exposed to foreign currencies by the partnership. The partnership’s foreign currency hedging policy includes leveraging any natural hedges that may exist within our operations, utilizing local currency debt financing to the extent possible, and utilizing derivative contracts to minimize any residual exposures to the extent natural hedges are insufficient.
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The following table presents our foreign currency equity positions, excluding interests of others in operating subsidiaries, as at September 30, 2022:

	Net Investment Hedges
(US$ MILLIONS)	CAD	AUD	BRL	GBP	EUR	INR	Other
Net Equity	$1,425	$1,313	$542	$231	$1,228	$381	$755
FX Contracts – US$	(925)	(785)	(97)	—	(477)	(81)	—
As at September 30, 2022, approximately 40% of our foreign currency net equity exposure was hedged.
Contractual Obligations
An integral part of the partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield private equity’s profile. In the normal course of business, the partnership has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at September 30, 2022:

	Payments as at September 30, 2022
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	2-5 Years	5+ Years
Borrowings	$45,552	$3,190	$5,550	$21,416	$15,396
Lease liabilities	1,945	305	261	540	839
Interest expense	11,280	2,447	2,297	4,907	1,629
Decommissioning liabilities	1,557	9	8	54	1,486
Pension obligations	3,868	114	117	370	3,267
Obligations under other agreements	410	252	36	74	48
Total	$64,612	$6,317	$8,269	$27,361	$22,665
Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Note 17 of the unaudited interim condensed consolidated financial statements.
Critical Accounting Policies, Estimates and Judgments
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
For further reference on accounting policies, critical judgments and estimates, see our significant accounting policies contained in Note 2 of our annual audited consolidated financial statements as at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019.
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Recently adopted accounting standards
(i)Amendments to IAS 37 – Provisions, contingent liabilities and contingent assets (“IAS 37”)
These amendments specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments apply to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity first applies the amendments. Comparatives are not restated. Instead, the entity shall recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings or other component of equity, as appropriate, at the date of initial application.
The partnership adopted these amendments on January 1, 2022, and the adoption did not have an impact on the partnership’s unaudited interim condensed consolidated financial statements.
(ii)IFRS 9 – Financial instruments (“IFRS 9”) – Fees in the ‘10 per cent’ test for derecognition of financial liabilities
The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.
The partnership adopted this amendment on January 1, 2022, and the adoption did not have an impact on the partnership’s unaudited interim condensed consolidated financial statements.
Controls and procedures
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended September 30, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal control over financial reporting due to the global economic uncertainty. We are continually monitoring and assessing the global economic uncertainty on our internal controls to minimize the impact on their design and effectiveness.
Excluded from our evaluation were internal controls over financial reporting at our lottery services operations acquired on April 4, 2022, our Australian residential mortgage lender acquired on May 31, 2022, our dealer software and technology services operations acquired on July 6, 2022 our payment processing services operations acquired on August 8, 2022, and our nuclear technology services operations’ acquisition of BHI Energy in May 2022. The financial statements of these businesses, in the aggregate, constitute approximately 28% of total assets, 32% of net assets, 3% of revenues, and 78% of net income of the unaudited interim condensed consolidated financial statements of the partnership as of and for the nine months ended September 30, 2022.
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Quick Links

Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2022 AND DECEMBER 31, 2021 AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
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